SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         Virus Research Institute, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    927920108
           ----------------------------------------------------------
                                 (CUSIP Number)

                                Norman W. Gorin
                            Chief Financial Officer
                              T Cell Science, Inc.
                               119 Fourth Avenue
                               Needham, MA 02194
                                 (781) 433-0771

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 12, 1998
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No 92720108      |                         |    Page 2 of 5 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSONS                                       |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS              |
|         |                                                                  |
|         |  T Cell Sciences, Inc. IRS No. 133191702                         |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  00                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  State of Delaware                                               |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   See response to Item 5                            |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   See response to Item 5                            |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  See response to Item 5                                          |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  34.4%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  CO                                                              |
|----------------------------------------------------------------------------|

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 927920108                                                  Page 3 of 5
------------------------                                             -----------


ITEM 1. SECURITY AND ISSUER.


     This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Virus Research Institute, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices at 61 Moulton Street, Cambridge, MA 02138.

ITEM 2. IDENTITY AND BACKGROUND.

     The address of the principal office and the principal business of T Cell Sciences, Inc., a Delaware corporation ("T Cell"), is 119 Fourth Avenue, Needham, MA 02194. T Cell is a biopharmaceutical company whose principal business is the research and development of innovative drugs using novel applications of immunology to prevent and treat cardiovascular, pulmonary and immune disorders.

     During the last five years, neither T Cell nor, to the knowledge of T Cell, any executive officer or director of T Cell (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto as Schedule I is a list of the directors and executive officers of T Cell which contains the following information with respect to each such person:

     (a)  name;
     (b)  business address; and
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     To the knowledge of T Cell, each person identified in Schedule I hereto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described in Item 5 below, T Cell has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Issuer. T Cell has not expended any funds in connection therewith.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 12, 1998, T Cell, TC Merger Corp. (the "Acquisition Subsidiary") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquisition Subsidiary, a wholly-owned subsidiary of T Cell, will merge with and into Issuer (the "Merger"), with Issuer surviving the Merger as a wholly-owned subsidiary of T Cell. As an inducement to T Cell to enter into the Merger Agreement, the Issuer and certain stockholders of the Issuer (the "Stockholders") each entered into a proxy agreement with T Cell dated as of May 12, 1998 (collectively, the "Proxy Agreements") pursuant to which, among other things, each Stockholder appointed T Cell his or its proxy to vote certain shares of Common Stock held by such Stockholder with respect to certain matters relating to the Merger, as more fully described in Item 5 below.

     Except as set forth above or in Item 5, T Cell does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.


ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     Pursuant to the Proxy Agreements, each of the Stockholders appointed T Cell his or its proxy to vote the shares of Common Stock held by each such Stockholder, respectively, with respect to certain matters relating to the Merger. As of May 12, 1998, the Stockholders owned an aggregate of 3,106,600 shares of Common Stock and the proxy given to T Cell applied to all of such shares.

     The proxies described above generally give T Cell the right to vote the shares of Common Stock to which they apply (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (x) any Acquisition Proposal, as that term is defined in the Merger Agreement, and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger

CUSIP NO. 927920108                                                  Page 4 of 5
------------------------                                             -----------

Agreement or which could result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled and (y) any change in the directors of the Issuer, any change in the present capitalization of the Issuer or any amendment to the Issuer's certificate of incorporation or bylaws, any other material change in the Issuer's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent.

     Except as described above, neither T Cell nor, to the knowledge of T Cell, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits to this statement:

     Exhibit 1. Proxy Agreement, dated as of May 12, 1998, among T Cell, Acquisition Subsidiary, and HealthCare Ventures II, L.P.

     Exhibit 2. Agreement and Plan of Merger by and among T Cell Sciences, Inc., TC Merger Corp. and Virus Research Institute, Inc., dated as of May 12, 1998.

     Including the Proxy Agreement filed herewith as Exhibit 1, a total of eight Proxy Agreements were entered into by T Cell and certain stockholders of VRI on May 12, 1998. All such Proxy Agreements are identical in all material respects except (i) as to the parties thereto and the amount of Common Stock as to which T Cell is appointed proxy and (ii) to the extent that certain of the Proxy Agreements set forth information concerning beneficial ownership of VRI Common Stock by the respective parties to the Proxy Agreements in schedules thereto.
Schedule II to this Schedule 13D sets forth the names of the parties and the amount of Common Stock as to which T Cell is appointed proxy for each of the Proxy Agreements and the information set forth in the schedules to the applicable Proxy Agreements.

CUSIP NO. 927920108                                                  Page 5 of 5
------------------------                                             -----------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 21, 1998             By: /s/ Norman W. Gorin
                                        --------------------------------
                                        Norman W. Gorin, Vice President, Finance
                                        and Chief Financial Officer

                          SCHEDULE I (to Schedule 13D)

     The name and present principal occupation or employment of each executive officer and Director of T Cell is set forth below. Unless otherwise indicated, the business address of each person is set forth below and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of T Cell.


DIRECTORS

     Una S. Ryan. Dr. Ryan has been the President and Chief Executive Officer of T Cell since August 1996. Dr. Ryan's business address is T Cell Sciences, Inc., 119 Fourth Avenue, Needham, MA 02194.

     Patrick C. Kung. Dr. Kung has been President of Global Pharma Ltd., a biopharmaceutical company, since June 1994. Dr. Kung's home address, and the address at which his principal employment is conducted, is 5 Joseph Comee Road, Lexington, MA 02173.

     Thomas R. Ostermueller. Mr. Ostermueller has been a management consultant with A.T. Kearney, Inc., a management consulting firm, since March 1998. Mr. Ostermueller's business address is A.T. Kearney, Inc., 153 East 53rd Street, New York, NY, 10022.

     Harry H. Penner, Jr. Mr. Penner has been President and Chief Executive Officer of Neurogen Corporation, a biopharmaceutical company, since December 1993. Mr. Penner's business address is Neurogen Corporation, 35 Northeast Industrial Road, Branford, CT 06405.


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     Norman W. Gorin. Mr. Gorin has been Vice President, Finance and Chief Financial Officer of T Cell since May 1996. Mr. Gorin's business address is T Cell Sciences, Inc., 119 Fourth Avenue, Needham, MA 02194.

     James L. Levin. Dr. Levin has been Director of Pharmaceutical Evaluation of T Cell since April 1992 and Vice President of Development of that company since December 1995. Dr. Levin's business address is T Cell Sciences, Inc., 119 Fourth Avenue, Needham, MA 02194.

                           EXHIBIT 1 (to Schedule 13D)

                                 PROXY AGREEMENT

     PROXY AGREEMENT, dated as of May 12, 1998 (this "Agreement"), among T Cell Sciences, Inc., a Delaware corporation ("T Cell"), TC Merger Corp., a Delaware corporation and wholly owned subsidiary of T Cell ("Acquisition Sub"), and HealthCare Ventures II, L.P. (the "Stockholder").

     WHEREAS, as of the date hereof the Stockholder has the right to vote 1,324,975 shares of common stock, par value $.001 per share, of Virus Research Institute, Inc. (the "VRI Common Stock") (all such shares and any shares of VRI Common Stock hereafter acquired by the Stockholder prior to the termination of this Agreement being referred to herein as the "Shares") and no other voting securities of VRI; and

     WHEREAS, T Cell, Acquisition Sub and VRI are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger of Acquisition Sub with and into VRI (the "Merger"); and

     WHEREAS, as a condition to the willingness of T Cell and Acquisition Sub to enter into the Merger Agreement, T Cell and Acquisition Sub have requested that the Stockholder agree, and, in order to induce T Cell and Acquisition Sub to enter into the Merger Agreement the Stockholder is willing to agree, to grant T Cell an irrevocable proxy to vote the Shares pursuant to the terms and conditions hereof; and

     NOW, THEREFORE, in consideration of the promises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the parties hereto agree as follows:


                                    ARTICLE I

                         REPRESENTATIONS AND WARRANTIES

     The Stockholder hereby represents and warrants to T Cell and Acquisition Sub as follows:

     SECTION 1.01. Due Authority. The Stockholder has full power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform his or its obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of the Stockholder and, assuming its due authorization, execution and delivery by T Cell and Acquisition Sub, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

     SECTION 1.02. No Conflict; Consents.

         (a) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of his or its obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not, conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to the Stockholder or the Stockholder's Shares, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Stockholder's Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Stockholder's Shares are bound, except to the extent that such conflict, violation, breach or default does not have a material adverse effect on the property or business of the Stockholder.

         (b) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by the Stockholder except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to prevent or delay the performance by the Stockholder of his or its obligations under this Agreement in any material respect.

         (c) Except as set forth in Schedule A to this Agreement or pursuant to this Agreement, no other person or entity has any right directly or indirectly to vote or control or affect the voting of the Shares.

     SECTION 1.03. Title to Shares.

         (a) Except as set forth in Schedule A to this Agreement or pursuant to this Agreement, the Stockholder is the record or beneficial owner of the Shares (or in any event, has the full and complete right to vote, acting alone) free and clear of any proxy or voting restriction. The Shares constitute all of the voting securities of VRI owned of record or beneficially by the Stockholder.

         (b) Except as set forth in Schedule A to this Agreement or pursuant to this Agreement, the Stockholder has, and during the Proxy Term (as hereinafter defined) will have (except as a result of transfers permitted by Section 2.01), sole power of disposition with respect to all of his or its Shares, and the sole voting power with respect to the matters set forth in Article II hereof with respect to all of his or its Shares.

     SECTION 1.04. No Encumbrances. Except as set forth in Schedule A or pursuant to this Agreement to this Agreement, the Shares and the certificates representing the Shares are now held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all proxies, voting trusts and voting agreements, understandings or arrangements providing for any right on the part of any person other than the Stockholder to vote the Shares free and clear of all liens, claims, security interests and any other encumbrances whatsoever except any such encumbrances or proxies arising under this Agreement.

     SECTION 1.05. Acknowledgment of Reliance. The Stockholder understands and acknowledges that T Cell and Acquisition Sub are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement and the accuracy of the Stockholder's representations and warranties herein.

     SECTION 1.06. Brokers. Neither T Cell nor Acquisition Sub shall be obligated or otherwise liable for any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

     T Cell and Acquisition Sub hereby represent and warrant to the Stockholder as follows:

     SECTION 1.07. Due Authority. T Cell and Acquisition Sub have full power, corporate or otherwise, and authority to execute and deliver this Agreement and to perform their obligations hereunder. This Agreement has been duly executed and delivered by or on behalf of T Cell and Acquisition Sub and assuming their due authorization, execution and delivery by each Stockholder and VRI, constitutes a legal, valid and binding obligation of T Cell and Acquisition Sub, enforceable against T Cell and Acquisition Sub in accordance with its terms.

     SECTION 1.08. No Conflict; Consents.

         (a) The execution and delivery of this Agreement by T Cell and Acquisition Sub do not, and the performance by T Cell and Acquisition Sub of the obligations contemplated by this Agreement and the compliance by T Cell and Acquisition Sub with any provisions hereof do not and will not, (i) conflict with or violate any law, statute, rule, regulation, order, writ, judgment or decree applicable to T Cell or Acquisition Sub, (ii) conflict with or violate the charter or bylaws of T Cell or Acquisition Sub or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which T Cell or Acquisition Sub is a party or by which either of them is bound, except to the extent that such conflict, violation, breach or default does not have a material adverse effect on the property or businesses of T Cell or Acquisition Sub.

         (b) The execution and delivery of this Agreement by T Cell and Acquisition Sub do not, and the performance of this Agreement by T Cell and Acquisition Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by T Cell or Acquisition Sub except for applicable requirements, if any, of the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to prevent or delay the performance by T Cell or Acquisition Sub of their obligations under this Agreement in any material respect.

     SECTION 1.09. Brokers. The Stockholder shall not be obligated or otherwise liable for any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by T Cell or Acquisition Sub.

     SECTION 1.10. Tax Matters. The Stockholder has, and as of the Effective Date (as defined in the Merger Agreement) will have, no plan or intent (a "Plan"), and is not aware of any Plan on the part of other VRI stockholders, to engage in a sale, exchange, transfer, pledge, disposition, or any other transaction that results in a direct or indirect transfer of the risk of ownership (a "Sale") of any shares of VRI Common Stock (other than pursuant to the Merger) or of any of the shares of T Cell Common Stock that will be received in the Merger to either VRI or T Cell, or any person related to either VRI or T Cell. For purposes of this section, the determination of whether a person is related to T Cell and/or VRI shall be made in accordance with Treasury Regulation Section 1.368-1(e)(3). If any of the Stockholder's representations in this section cease to be true at any time prior to the Effective Time, then the Stockholder will deliver to each of T Cell and VRI, prior to the Effective Time, a written statement to that effect, signed by the Stockholder.


                                   ARTICLE II

                      CERTAIN COVENANTS OF THE STOCKHOLDER

     The Stockholder hereby covenants and agrees with T Cell and Acquisition Sub as follows:

     SECTION 2.01. Transfer of Shares. Except as otherwise provided herein, during the Proxy Term (as hereinafter defined) the Stockholder shall not (a) sell, tender, transfer, pledge, encumber, assign or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, encumbrance, assignment or other disposition of any voting securities of VRI, or (d) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement; provided, however, that the Stockholder may transfer or pledge any of the Shares to a person or entity with prior written consent of T Cell and Acquisition Sub, which consent shall not be unreasonably withheld, it being understood that withholding consent shall not be unreasonable if, without limitation, T Cell and Acquisition Sub determine such transfer or pledge may eliminate or reduce in any manner the certainty or likelihood of the Shares being voted as contemplated by this Agreement for any reason, including without limitation the financial condition, identity or location of the transferee or pledgee, any applicable legal restrictions or any other reason; provided further that no such transfer or pledge shall be made unless prior thereto the proposed transferee or pledgee shall have entered into a written agreement with T Cell and Acquisition Sub, containing terms and conditions reasonably satisfactory to T Cell and Acquisition Sub, in which such transferee or pledgee shall agree to be bound by all the terms and conditions of this Agreement.

     SECTION 2.02. Voting of Shares; Further Assurances.

         (a) The Stockholder, by this Agreement, with respect to those Shares that the Stockholder owns of record, does hereby constitute and appoint T Cell, or any nominee of T Cell, with full power of substitution, during and for the Proxy Term (as hereinafter defined), as the Stockholder's true and lawful attorney and irrevocable proxy, for and in the Stockholder's name, place and stead, to vote each of such Shares as the Stockholder's proxy, at every meeting of the stockholders of VRI or any adjournment thereof or in connection with any written consent of VRI's stockholders, (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (x) any Acquisition Proposal, as that term is defined in the Merger Agreement, and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of VRI under the Merger Agreement or which could result in any of the conditions of VRI's obligations under the Merger Agreement not being fulfilled and (y) any change in the directors of VRI, any change in the present capitalization of VRI or any amendment to VRI's certificate of incorporation or bylaws, any other material change in VRI's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent. The Stockholder further agrees to cause the Shares owned by the Stockholder beneficially to be voted in accordance with the foregoing. The Stockholder intends this proxy to be irrevocable and coupled with an interest during the Proxy Term (as hereinafter defined) and hereby revokes any proxy previously granted by the Stockholder with respect to the Shares.

         (b) The Stockholder hereby further agrees, with respect to any Shares not voted pursuant to paragraph (a) above, that during the Proxy Term (as hereinafter defined), at any meeting of stockholders of VRI, however called, or in connection with any written consent of VRI's stockholders, the Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by the Stockholder, except as specifically requested in writing by T Cell in advance, (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against (x) any Acquisition Proposal, as that term is defined in the Merger Agreement, and any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of VRI under the Merger Agreement or which could result in any of the conditions of VRI's obligations under the Merger Agreement not being fulfilled or (y) any change in the directors of VRI, any change in the present capitalization of VRI or any amendment to VRI's certificate of incorporation or bylaws, any other material change in VRI's corporate structure or business, or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing.

         (c) The Stockholder further agrees, with respect to any voting securities of T Cell, held of record or beneficially by the Stockholder that during the Proxy Term (as hereinafter defined), at any meeting of stockholders of T Cell, however called, or in connection with any written consent of T Cell's stockholders, the Stockholder shall vote (or cause to be voted) and cause its affiliates to vote (or cause to be voted) such voting securities of T Cell (i) in favor of the issuance of the T Cell Common Stock and the T Cell Warrants (each as defined in the Merger Agreement) and any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent and (ii) against any matter which could reasonably be expected to, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated.

         (d) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the earliest of (x) the Effective Time and (y) the termination of the Merger Agreement.

         (e) The Stockholder agrees that the Stockholder will not enter into any agreement or understanding with any person or entity or take any action during the Proxy Term which will permit any person or entity to vote or give instructions to vote the Shares in any manner inconsistent with the terms of this Section 2.02. The Stockholder further agrees to take such further action and execute such other instruments as may be necessary to effectuate the intent of this Agreement, including without limitation, any number of proxies and other documents permitting T Cell to vote the Shares or to direct the record owners thereof to vote the Shares in accordance with this Agreement.

     SECTION 2.03. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including without limitation, if applicable, the Stockholder's heirs, guardians, administrators or successors.

     SECTION 2.04. No Solicitation. During the Proxy Term, the Stockholder in his or its capacity as such shall not, nor shall it authorize any partner, officer, director, advisor or representative of the Stockholder in his or its capacity as such to, (i) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to an Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) knowingly enter into or participate in any discussions or negotiations regarding, or knowingly furnish to any person any information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

     SECTION 2.05. Stop Transfer. The Stockholder agrees with, and covenants to, T Cell and Acquisition Sub that the Stockholder shall not request that VRI register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder's Shares, unless such transfer is made in compliance with this Agreement.

     SECTION 2.06. Rule 145 Restrictions on Transfer. The Stockholder has been advised that the issuance of shares of T Cell Common Stock and the T Cell Warrants in the Merger has been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-4. However, the Stockholder has also been advised that, since at the time the Merger is submitted for a vote of the VRI stockholders the Stockholder is expected to be an "affiliate" of VRI (although nothing contained herein should be construed as an admission of such fact), as that term is used in Rule 145(c) promulgated under the Securities Act ("Rule 145"), the shares of T Cell Common Stock and the T Cell Warrants may be offered for sale, sold, assigned, transferred, distributed or otherwise disposed of (any of such transactions being referred to hereinafter as a "sale") by the Stockholder only if (i) the Stockholder sells such shares or warrants in conformity with paragraph (d) of Rule 145, (ii) any subsequent sale of such shares or warrants by the Stockholder has been registered under the Securities Act, or (iii) in the opinion of counsel, reasonably satisfactory to T Cell, some other exemption from registration under the Securities Act is available with respect to any sale of such shares or warrants.

     The Stockholder will not sell the shares of T Cell Common Stock or the T Cell Warrants received by him or it in the Merger except pursuant to the provisions of Rule 145, an effective registration statement or an exemption from registration under the Securities Act.

     In the event that the Stockholder intends to sell shares of T Cell Common Stock or T Cell Warrants other than (i) pursuant to Rule 145 or (ii) pursuant to an effective registration statement under the Securities Act, at least two business days prior to effecting any such sale the Stockholder will furnish T Cell with an opinion of counsel, reasonably satisfactory to T Cell (the "Legal Opinion"), to the effect that some other exemption from registration under the Securities Act is available with respect to such sale.

     The Stockholder understands that:

         (a) T Cell may, within the one-year period immediately following the Merger, instruct its transfer agent to withhold the transfer of any shares of T Cell Common Stock by the Stockholder, but if the transfer is pursuant to an effective registration statement under the Securities Act or Rule 145 or if T Cell receives a Legal Opinion (in the case of a sale made pursuant to an exemption from registration other than Rule 145) the transfer agent shall effect such transfer; and

         (b) T Cell shall be entitled to place a restrictive legend or legends reflecting the restrictions upon sale described above on the certificates evidencing any shares of T Cell Common Stock and any T Cell Warrants to be received by the Stockholder in the Merger, provided, however, that such legends shall only be inscribed on such certificates to the extent required by law and after T Cell shall have received written advice of its counsel to that effect.

     SECTION 2.07 Voluntary Restrictions on Transfer. The Stockholder hereby agrees not to offer, sell, contract to sell, make any short sale, pledge, grant any option to purchase or otherwise dispose, directly or indirectly, of any shares of T Cell Common Stock or T Cell Warrants to be issued to it or him in the Merger for a period of 90 days after the Effective Time without the prior written consent of T Cell.

     SECTION 2.08 Covenant of T Cell Regarding Availability of Rule 144 and 145. T Cell agrees that for so long as and to the extent necessary to permit the Stockholder to sell his or its shares of T Cell Common Stock or T Cell Warrants pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, T Cell shall file, on a timely basis, all reports and other documents required to be filed with Securities and Exchange Commission (the "SEC") by it pursuant to the Exchange Act and shall furnish to the Stockholder upon request a written statement as to whether T Cell has complied with such reporting requirements during the 12 months preceding any proposed sale under Rule 145 and shall otherwise use its best efforts to permit such sales pursuant to Rule 145 and Rule 144. T Cell has filed, on a timely basis, all reports required to be filed with the SEC pursuant to the Exchange Act during the preceding 12 months.


                                   ARTICLE III

                               GENERAL PROVISIONS

     SECTION 3.01. Severability. If any term or other provision of this Agreement is determined by a court or other tribunal of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 3.02. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

     SECTION 3.03. Amendments. This Agreement may not be modified, amended, waived, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto; provided, however, that T Cell or Acquisition Sub may in writing waive or consent to a modification of any provision of this Agreement with respect to the Stockholder without the agreement of any other party hereto.

     SECTION 3.04. Assignment. This Agreement shall not be assigned by operation of law or otherwise, except in accordance with Section 2.01.

     SECTION 3.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 3.06. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof or is otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the Commonwealth of Massachusetts, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

     SECTION 3.07. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to its rules of conflict of laws. The parties hereto hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States of America located in such commonwealth (the "Massachusetts Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Massachusetts Courts and agree not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum.

     SECTION 3.08. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 3.09. Definitions. Terms used in this Agreement and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

     SECTION 3.10. Directors and Officers. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Stockholder or its or his representatives or designees who are serving on the Board of Directors of VRI or who are officers of VRI from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director or officer of VRI.

     SECTION 3.11. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Board of Directors of VRI has approved, for purposes of Section 203 of the Delaware General Corporation Law and any applicable provision of VRI's Certificate of Incorporation, the Merger, (ii) the Merger Agreement is executed by all parties thereto, and (iii) this Agreement is executed by all parties hereto.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

                                            T CELL SCIENCES, INC.


                                            By: /s/ Una S. Ryan
                                                --------------------------------
                                                Name: Una S. Ryan
                                                Title: President and CEO



                                            TC MERGER CORP.


                                            By: /s/ Una S. Ryan
                                                --------------------------------
                                                Name: Una S. Ryan
                                                Title: President and CEO



                                            HEALTHCARE VENTURES II, L.P.
                                            By: HealthCare Partners II, L.P., as
                                                General Partner

                                            By: /s/ John W. Littlechild
                                                --------------------------------
                                                Name: John W. Littlechild
                                                Title: General Partner

           (Schedule to HealthCare Ventures II, L.P. Proxy Agreement)

SCHEDULE A FOR HEALTHCARE VENTURES II, L.P.


                                                            Warrants to Purchase
                                    Shares of VRI               Shares of VRI
                                    Common Stock                 Common Stock
Stockholder                        Owned of Record             Owned of Record
-----------                        ---------------             ---------------


HealthCare Ventures II, L.P.*         1,324,975                       0

These shares may be deemed to be beneficially owned by HealthCare Partners II, L.P., which is the general partner of HealthCare Ventures II, L.P. and by Harold
R. Werener, James H. Cavanaugh, Ph.D., John W. Littlechild and William Crouse, who are the general partners of HealthCare Partners II, L.P. Each such person has shared voting and dispositive power with respect to such shares. Each such person disclaims beneficial ownership of such shares.

                          SCHEDULE II (to Schedule 13D)


                                        Shares of VRI              Warrants to Purchase
                                        Common Stock             Shares of VRI Common Stock
Name of Stockholder                     Owned of Record               Owned of Record
-------------------                     ---------------               ---------------
HEALTHCARE VENTURES II, L.P.1               1,324,975                   0


HEALTHCARE VENTURES III, L.P.2              1,131,595                   42,980


HEALTHCARE VENTURES IV, L.P.3               332,306                     12,622


AXIOM VENTURE PARTNERS, L.P.4               229,644                        _


J. Barrie Ward                              23,080                         _


William A. Packer                           65,000                         _


John W. Littlechild                         0                              _


Alan M. Mendelson                           0                              _

--------

     1 These shares may be deemed to be beneficially owned by HealthCare Partners II, L.P., which is the general partner of HealthCare Ventures II, L.P., and by Harold R. Werner, James H. Cavanaugh, Ph.D., John W. Littlechild and William Crouse, who are the general partners of HealthCare Partners II, L.P. Each such person has shared voting and dispositive power with respect to such shares. Each such person disclaims beneficial ownership of such shares.

     2 These shares and warrants may be deemed to be beneficially owned by HealthCare Partners III, L.P., which is the general partner of HealthCare Ventures III, L.P., and by Harold R. Werner, James H. Cavanaugh, Ph.D., John W. Littlechild, Mark Leschly and William Crouse, who are the general partners of HealthCare Partners III, L.P. Each such person has shared voting and dispositive power with respect to such shares and warrants. Each such person disclaims beneficial ownership of such shares and warrants.

     3 These shares and warrants may be deemed to be beneficially owned by HealthCare Partners IV, L.P., which is the general partner of HealthCare Ventures IV, L.P., and by Harold R. Werner, James H. Cavanaugh, Ph.D., John W. Littlechild, Mark Leschly and William Crouse, who are the general partners of HealthCare Partners IV, L.P. Each such person has shared voting and dispositive power with respect to such shares and warrants. Each such person disclaims beneficial ownership of such shares and warrants.

     4 These shares may be voted by Alan M. Mendelson, who is the general partner of Axiom Venture Partners, L.P.

                           Exhibit 2 (to Schedule 13D)

================================================================================



                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                             T CELL SCIENCES, INC.,

                                 TC MERGER CORP.

                                       and

                         VIRUS RESEARCH INSTITUTE, INC.






                            Dated as of May 12, 1998



--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE 1.   THE MERGER ....................................................  2
      1.1    The Merger ....................................................  2
      1.2    The Closing ...................................................  2
      1.3    Effective Time ................................................  2
      1.4    Proxy Agreements ..............................................  2

ARTICLE 2.   CERTIFICATE OF INCORPORATION AND BYLAWS OF THE
             SURVIVING CORPORATION .........................................  2
      2.1    Charter .......................................................  2
      2.2    Bylaws ........................................................  3

ARTICLE 3.   DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION ...........  3
      3.1    Directors of Surviving Corporation ............................  3
      3.2    Officers of Surviving Corporation .............................  3

ARTICLE 4.   EXCHANGE OF STOCK .............................................  3
      4.1    Outstanding Common Stock of Acquisition Sub ...................  3
      4.2    Conversion of VRI Securities ..................................  3
      4.3    Exchange of Certificates Representing VRI Common Stock ........  6
      4.4    Return of Exchange Fund .......................................  8
      4.5    Lost or Stolen Certificates ...................................  9

ARTICLE 5.   REPRESENTATIONS AND WARRANTIES OF VRI .........................  9
      5.1    Existence; Good Standing; Authority ...........................  9
      5.2    Authorization, Validity and Effect of Agreements .............. 10
      5.3    Capitalization ................................................ 10
      5.4    Subsidiaries .................................................. 11
      5.5    Other Interests ............................................... 11
      5.6    No Violation .................................................. 11
      5.7    SEC Documents ................................................. 12
      5.8    Financial Statements .......................................... 12
      5.9    Litigation .................................................... 13
      5.10   Absence of Certain Changes .................................... 13
      5.11   Taxes ......................................................... 14
      5.12   Books and Records ............................................. 15
      5.13   Real Property ................................................. 15
      5.14   Intellectual Property ......................................... 15
      5.15   Compliance with Law; Permits; Environmental Matters ........... 16
      5.16   Clinical Procedures ........................................... 17
      5.17   Employee Matters .............................................. 18
      5.18   Labor Matters ................................................. 18
      5.19   No Brokers .................................................... 19
      5.20   Opinion of Financial Advisor .................................. 19

                                      (ii)





                                                                             Page


      5.21   Related Party Transactions ..................................... 19
      5.22   Contracts and Commitments ...................................... 19
      5.23   Insurance ...................................................... 19
      5.24   Proxy Statement ................................................ 20
      5.25   Acquisition Proposals .......................................... 20

ARTICLE 6.   REPRESENTATIONS AND WARRANTIES OF T CELL AND
             ACQUISITION SUB ................................................ 20
      6.1    Existence; Good Standing; Authority ............................ 20
      6.2    Authorization, Validity and Effect of Agreements ............... 21
      6.3    Capitalization ................................................. 21
      6.4    Subsidiaries ................................................... 22
      6.5    Other Interests ................................................ 22
      6.6    No Violation ................................................... 22
      6.7    SEC Documents .................................................. 22
      6.8    Financial Statements ........................................... 23
      6.9    Litigation ..................................................... 23
      6.10   Absence of Certain Changes ..................................... 24
      6.11   Taxes .......................................................... 25
      6.12   Real Property .................................................. 25
      6.13   Intellectual Property .......................................... 26
      6.14   Compliance with Law; Permits; Environmental Matters ............ 27
      6.15   Clinical Procedures ............................................ 28
      6.16   Employee Matters ............................................... 28
      6.17   Labor Matters .................................................. 29
      6.18   No Brokers ..................................................... 29
      6.19   Opinion of Financial Advisor ................................... 29
      6.20   Related Party Transactions ..................................... 29
      6.21   Contracts and Commitments ...................................... 29
      6.22   Insurance ...................................................... 29
      6.23   Proxy Statement ................................................ 30

ARTICLE 7.   COVENANTS ...................................................... 30
      7.1    Acquisition Proposals .......................................... 30
      7.2    Conduct of Businesses by T Cell and VRI ........................ 31
      7.3    Meetings of Stockholders ....................................... 34
      7.4    Reorganization ................................................. 34
      7.5    Board of Directors ............................................. 34
      7.6    Listing Application ............................................ 34
      7.7    Filings; Other ................................................. 35
      7.8    Access to Information .......................................... 35
      7.9    Publicity ...................................................... 36
      7.10   Proxy Statement; Registration Statements ....................... 36
      7.11   Further Action ................................................. 37

                                      (iii)





                                                                             Page


      7.12   Affiliates of VRI .............................................. 37
      7.13   Expenses ....................................................... 38
      7.14   Indemnification ................................................ 39
             7.15 ........................................................... 40

ARTICLE 8.   CONDITIONS ..................................................... 40
      8.1    Conditions to Each Party's Obligation to Effect the Merger ..... 40
      8.2    Conditions to Obligations of VRI to Effect the Merger .......... 42
      8.3    Conditions to Obligation of T Cell and Acquisition Sub
              to Effect the Merger .......................................... 43

ARTICLE 9.   TERMINATION; AMENDMENT; WAIVER ................................. 43
      9.1    Termination .................................................... 43
      9.2    Effect of Termination .......................................... 45
      9.3    Termination Fees and Expenses .................................. 45
      9.4    Extension; Waiver .............................................. 46

ARTICLE 10.  GENERAL PROVISIONS ............................................. 46
      10.1   Nonsurvival of Representations, Warranties and Agreements ...... 46
      10.2   Notices ........................................................ 46
      10.3   Assignment; Binding Effect; Benefit ............................ 47
      10.4   Entire Agreement ............................................... 48
      10.5   Amendment ...................................................... 48
      10.6   Governing Law .................................................. 48
      10.7   Counterparts ................................................... 48
      10.8   Headings ....................................................... 48
      10.9   Interpretation ................................................. 48
      10.10  Waivers ........................................................ 49
      10.11  Incorporation .................................................. 49
      10.12  Severability ................................................... 49
      10.13  Enforcement of Agreement ....................................... 49
      10.14  Certain Definitions ............................................ 49


Exhibit A -- Principal Stockholders ........................................ A-1
Exhibit B -- Common Stock Purchase Warrant Provisions ...................... B-1


                                      (iv)

                          AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this "Agreement"), is made and entered into as of May 12, 1998 by and among T Cell Sciences, Inc., a Delaware corporation ("T Cell"), TC Merger Corp., a Delaware corporation and a wholly-owned subsidiary of T Cell ("Acquisition Sub"), and Virus Research Institute, Inc., a Delaware corporation ("VRI").


                                    RECITALS

     WHEREAS, the boards of directors of T Cell, Acquisition Sub and VRI have each determined that it is advisable and in the best interests of their respective stockholders to consummate, and have approved, the business combination transaction provided for herein in which Acquisition Sub would merge with and into VRI and VRI would become a wholly-owned subsidiary of T Cell (the "Merger");

     WHEREAS, the boards of directors of T Cell, Acquisition Sub and VRI have determined that the Merger is in the best interests of their respective companies and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the transactions provided for herein upon the terms and subject to the conditions set forth herein;

     WHEREAS, contemporaneously with the execution of this Agreement, each of the stockholders of VRI named on Exhibit A attached hereto (the "Principal Stockholders") is entering into a separate agreement with T Cell and Acquisition Sub pursuant to which such Principal Stockholder agrees to (i) grant T Cell an irrevocable proxy to vote his, her or its shares of common stock, par value $.001 per share, of VRI (the "VRI Common Stock"), and (ii) not offer, sell, contract to sell, make any short sale, pledge, grant any option to purchase or otherwise dispose of the T Cell Common Stock (as hereinafter defined) or T Cell Warrants (as hereinafter defined) to be issued in the Merger by T Cell and received by such Principal Stockholder for a period of 90 days after the Effective Time (as hereinafter defined) (each a "Proxy Agreement");

     WHEREAS, T Cell, Acquisition Sub and VRI desire to make certain representations, warranties and agreements in connection with the Merger.

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1. THE MERGER

     1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Acquisition Sub shall be merged with and into VRI in accordance with this Agreement, and the separate corporate existence of Acquisition Sub shall thereupon cease. VRI shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), subject to the provisions of Section 10.3(b) with respect to the possible restructuring of the Merger into a Direct Acquisition (as defined in Section 10.3(b)). The Merger shall have the effects specified in Section 259 of the Delaware General Corporation Law (the "DGCL").

     1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts, at 9:00 a.m., local time, on the first business day following the day on which the last of the conditions set forth in Article 8 shall be fulfilled or waived in accordance herewith, or at such other time, date or place as the parties hereto may agree. Unless the parties shall otherwise agree, and subject to the satisfaction of the conditions set forth in the preceding sentence, the parties shall use their reasonable best efforts to cause the Closing to occur as soon as possible after the meetings of stockholders held pursuant to Section 7.3. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

     1.3 Effective Time. If all of the conditions to the Merger set forth in
Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, the parties hereto shall promptly cause a certificate of merger satisfying the requirements of the DGCL (the "Certificate of Merger") to be properly executed, verified and delivered for filing in accordance with the DGCL on the Closing Date. The Merger shall become effective upon the acceptance for record of the Certificate of Merger by the Secretary of State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with applicable law as the effective time of the Merger (the "Effective Time").

     1.4 Proxy Agreements. As an inducement to T Cell and Acquisition Sub to enter into this Agreement, the Principal Stockholders are simultaneously with the execution and delivery of this Agreement executing and delivering the Proxy Agreements.


ARTICLE 2. CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

     2.1 Charter. Subject to Section 10.3(b), the certificate of incorporation of VRI in effect immediately prior to the Effective Time (the "VRI Certificate") shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law (the "Surviving Corporation Certificate").

     2.2 Bylaws. Subject to Section 10.3(b), the bylaws of VRI in effect immediately prior to the Effective Time (the "VRI Bylaws") shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law (the "Surviving Corporation Bylaws").

ARTICLE 3. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

     3.1 Directors of Surviving Corporation. Subject to Section 10.3(b), the director or directors of Acquisition Sub immediately prior to the Effective Time shall be the director or directors of the Surviving Corporation immediately after the Effective Time until his, her or their successors shall have been duly elected or appointed and qualified or until his, her or their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate and the Surviving Corporation Bylaws.

     3.2 Officers of Surviving Corporation. The officers of the Surviving Corporation immediately after the Effective Time shall be as set forth in the Certificate of Merger.


ARTICLE 4. EXCHANGE OF STOCK

     4.1 Outstanding Common Stock of Acquisition Sub. At and after the Effective Time, each share of common stock of Acquisition Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of the common stock of the Surviving Corporation.

     4.2 Conversion of VRI Securities.

         (a) At the Effective Time, each share of VRI Common Stock issued and outstanding immediately prior to the Effective Time (other than those shares of VRI Common Stock to be canceled pursuant to Section 4.2(c)) shall, by virtue of the Merger and without any action on the part of VRI, T Cell or Acquisition Sub or the holders of any of the securities of any of such corporations, be converted into the right to receive the following (the "Merger Consideration"):

         (i) 1.55 shares (the "Common Stock Exchange Ratio") of common stock, par value $.001, of T Cell ("T Cell Common Stock") and the associated rights to purchase shares of T Cell Class C-1 Junior Participating Cumulative Preferred Stock, par value $0.01 per share, pursuant to the Rights Agreement (the "Rights Agreement") dated November 10, 1994 between T Cell and State Street Bank & Trust Company, as Rights Agent, as amended (the "Preferred Stock Rights").

         (ii) 0.20 of a warrant (the "Warrant Exchange Ratio") to purchase one share of T Cell Common Stock (a "T Cell Warrant" and collectively, the "T Cell Warrants"), each such T Cell Warrant to be issued in accordance with the Common Stock Purchase Warrant Provisions attached hereto as Exhibit B. Subject to the applicable limitations under the Securities Act of 1933, as amended, and the rules and regulations thereunder

         (the "Securities Act"), T Cell shall file a Registration Statement on the appropriate form prescribed by the Securities and Exchange Commission (the "SEC") covering the continuous offering and sale to the holders of T Cell Warrants of the shares of T Cell Common Stock purchasable upon exercise thereof (the "New Warrants Shelf"). T Cell shall use its reasonable best efforts to file the New Warrants Shelf as soon as practicable and in any event not later than the filing of the Form S-4 (as defined in Section 7.10 hereof), to cause the SEC to declare such registration statement effective on or prior to the Effective Time or as soon thereafter as practicable, and to maintain the effectiveness of the New Warrants Shelf (and maintain the current status of the prospectus included therein) until all T Cell Warrants have been exercised or have terminated in accordance with their terms.

         (b) As a result of the Merger and without any action on the part of the holders thereof, all shares of VRI Common Stock shall cease to be outstanding, shall be canceled and retired and shall cease to exist and each holder of a certificate (a "Certificate" and, collectively, the "Certificates") representing any shares of VRI Common Stock (other than those shares of VRI Common Stock to be canceled pursuant to Section 4.2(c) hereof) shall thereafter cease to have any rights with respect to such shares of VRI Common Stock, except, where applicable, the right to receive, without interest, the Merger Consideration in accordance with Sections 4.2(a) and 4.3(e) and dividend(s) payable in accordance with Section 4.3(c), upon the surrender of such Certificate.

         (c) Each share of VRI Common Stock issued and held in VRI's treasury or owned by T Cell or Acquisition Sub immediately prior to the Effective Time, if any, by virtue of the Merger shall cease to be outstanding, shall be canceled and retired and shall cease to exist and no payment of any consideration shall be made with respect thereto.

         (d) At the Effective Time, T Cell will assume the obligations of the Company under VRI's 1992 Equity Incentive Plan (the "VRI Stock Option Plan") and each outstanding option to purchase VRI Common Stock (a "VRI Stock Option") granted under the VRI Stock Option Plan, whether vested or unvested, shall be deemed assumed by T Cell and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such VRI Stock Option prior to the Effective Time the following: (i) with respect to each VRI Stock Option that qualifies as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") (a "VRI ISO") that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by such VRI ISO immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock), and (ii) with respect to each VRI Stock Option that does not qualify as a VRI ISO (a "VRI NQSO") (X) that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by such VRI NQSO immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T Cell Common Stock) and
(Y) that number of whole T Cell Warrants equal to the product of the number of shares covered by such VRI NQSO immediately prior to the Effective Time multiplied by the Warrant Exchange Ratio (rounded down to the nearest whole number of T Cell Warrants); provided that following such assumption and adjustment, (A) all references in the VRI Stock Options and the VRI Stock Option Plan to VRI shall (unless the context otherwise requires) be deemed to be references to T Cell and (B) the exercise price per share of shares of T Cell Common Stock under each VRI Stock Option shall be equal to the exercise price per share of VRI Common Stock under such VRI Stock Option immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded up to the nearest cent).

         As soon as practicable after the Effective Time, T Cell shall deliver to each holder of an outstanding VRI Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such VRI Stock Option shall continue in effect on the same terms and conditions (including antidilution provisions). T Cell shall comply with the VRI Stock Option Plan and take such actions within its control that are reasonably necessary to ensure that each VRI ISO prior to the Effective Time will continue to qualify under Section 422 of the Code.

         T Cell shall take all corporate action necessary to reserve for issuance a sufficient number of shares of T Cell Common Stock and T Cell Warrants for delivery pursuant to the terms set forth in this Section 4.2(d).

         Subject to any applicable limitations under the Securities Act, T Cell shall file a Registration Statement on Form S-8 (or any successor form), effective as of the Effective Time, with respect to the shares of T Cell Common Stock and T Cell Warrants issuable upon exercise of the VRI Stock Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus relating thereto) for so long as any VRI Stock Options shall remain outstanding.

         VRI will take all necessary actions pursuant to VRI Stock Option Plan and the instruments evidencing the VRI Stock Options to provide for the conversion and assumption of the VRI Stock Options in accordance with this
Section 4.2(d).

         (e) At the Effective Time, T Cell will assume the obligations of VRI with respect to each outstanding warrant to subscribe for and purchase VRI Common Stock (collectively, the "VRI Warrants"), subject to the provisions of
Section 4.3(e). The VRI Warrants shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreements and warrant certificates, as in effect on the date of this Agreement, pursuant to which the VRI Warrants were issued (true and correct copies of which have been delivered to T Cell), provided that (i) all references in the VRI Warrants to VRI shall (unless the context otherwise requires) be deemed to be references to T Cell, (ii) each VRI Warrant shall be exercisable for (X) that number of whole shares of T Cell Common Stock (plus the associated Preferred Stock Rights, if applicable, to shares of T Cell Common Stock in general at the time) equal to the product of the number of shares of VRI Common Stock covered by the VRI Warrant immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio (rounded down to the nearest whole number of shares of T

Cell Common Stock) and (Y) that number of whole T Cell Warrants equal to the product of the number of shares covered by the VRI Warrant immediately prior to the Effective Time multiplied by the Warrant Exchange Ratio (rounded down to the nearest whole number of T Cell Warrants) and (iii) the exercise price per share of shares of T Cell Common Stock under each VRI Warrant shall be equal to the exercise price per share of VRI Common Stock under the VRI Warrant immediately prior to the Effective Time divided by the Common Stock Exchange Ratio (rounded down to the nearest cent). T Cell shall (A) reserve for issuance the number of shares of T Cell Common Stock and T Cell Warrants that will become issuable upon the exercise of the VRI Warrants pursuant to this Section 4.2(e), and (B) promptly after the Effective Time issue to each holder of an outstanding VRI Warrant a document evidencing the assumption by T Cell of VRI's obligations with respect thereto under this Section 4.2(e). Subject to the applicable limitations under the Securities Act, T Cell shall file a Registration Statement on the appropriate form prescribed by the SEC covering the continuous offering and sale to the holders of the VRI Warrants of (x) the shares of T Cell Common Stock purchasable upon exercise thereof, (y) the T Cell Warrants purchasable upon exercise thereof and (z) the shares of T Cell Common Stock purchasable upon exercise of the T Cell Warrants purchasable upon exercise of the VRI Warrants (the "Old Warrants Shelf"). T Cell shall use its reasonable best efforts to file the Old Warrants Shelf as soon as practicable and in any event not later than the filing of the Form S-4 (as defined in Section 7.10 hereof), to cause the SEC to declare such registration statement effective on or prior to the Effective Time, or as soon thereafter as practicable, and to maintain the effectiveness of the Old Warrants Shelf (and maintain the current status of the prospectus included therein) until all VRI Warrants have been exercised or have terminated in accordance with their terms. The Old Warrants Shelf may be combined with the New Warrants Shelf in a single registration statement at the option of T Cell.

         (f) In the event that subsequent to the date of this Agreement, but prior to the Effective Time, the outstanding shares of T Cell Common Stock or VRI Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other changes in T Cell's or VRI's capitalization (a "Recapitalization"), as the case may be, then an appropriate and proportionate adjustment shall be made to the Common Stock Exchange Ratio and Warrant Exchange Ratio so that each holder of VRI Common Stock (other than any such shares held directly or indirectly by T Cell and any such shares held as treasury stock by
VRI) outstanding immediately prior to the Effective Time (the "VRI Stockholders") and each holder of options or warrants to acquire VRI Common Stock outstanding immediately prior to the Effective Time shall receive pursuant to this Section 4.2 the equivalent equity interest in T Cell that such VRI Stockholder or holder of options or warrants of VRI would have received had no such Recapitalization occurred.

     4.3 Exchange of Certificates Representing VRI Common Stock.

         (a) As of the Effective Time, T Cell shall deposit, or shall cause to be deposited, with an exchange agent selected by T Cell on or prior to the Effective Time (the "Exchange Agent"), for the benefit of the holders of shares of VRI Common Stock, for exchange in accordance with this Article 4, (i) a certificate representing the shares of T Cell Common Stock to be issued pursuant to Section 4.2(a), (ii) a certificate representing the T Cell

Warrants to be issued pursuant to Section 4.2(a), and (iii) cash in lieu of fractional shares of T Cell Common Stock (the "Fractional Shares") and fractional T Cell Warrants ("Fractional Warrants") to be paid pursuant to this
Section 4.3, in exchange for outstanding shares of VRI Common Stock (such certificates for shares of T Cell Common Stock, T Cell Warrants and cash in lieu of Fractional Shares and Fractional Warrants shall hereinafter be referred to as the "Exchange Fund").

         (b) Promptly after the Effective Time (and in any event within two (2) business days after the Effective Time), the parties hereto shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions not inconsistent with the terms of this Agreement as T Cell may reasonably specify. Upon surrender of a Certificate for cancellation to the Exchange Agent and delivery to the Exchange Agent of such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of T Cell Common Stock to which such holder shall be entitled, (ii) a certificate representing the number of whole T Cell Warrants to which such holder shall be entitled and (iii) a check for the cash to be paid in lieu of Fractional Shares and/or Fractional Warrants, if any, due such holder pursuant to Section 4.3(e) plus the amount of any dividends or distributions, pursuant to Section 4.3(c), if any, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the amount payable in lieu of Fractional Shares and/or Fractional Warrants, if any, or on the dividends or distributions, if any, due and payable to holders of Certificates pursuant to this Section 4.3. In the event of a transfer of ownership of VRI Common Stock which is not registered in the stock transfer records of VRI, certificates representing the proper number of shares of T Cell Common Stock and T Cell Warrants, together with a check for the cash to be paid in lieu of Fractional Shares and/or Fractional Warrants, if any, pursuant to Section 4.3(e), plus, to the extent applicable, the amount of any dividends or distributions, if any, due and payable pursuant to Section 4.3(c), may be issued to such a transferee if the Certificate representing shares of such VRI Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

         (c) Notwithstanding any other provisions of this Agreement, dividends or other distributions on shares of T Cell Common Stock after the Effective Time with respect to any shares of VRI Common Stock represented by a Certificate that has not been surrendered for exchange shall be paid only as provided herein. Following surrender of any such Certificate, the holder thereof shall be entitled, subject to the provisions and effect of applicable abandoned property, escheat or similar laws, to receive for the whole shares of T Cell Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of T Cell Common Stock and not paid, less the amount of any withholding taxes which may be required thereon; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares of T Cell Common Stock, less the amount of any withholding taxes which may be required thereon.

         (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of VRI of the shares of VRI Common Stock which were outstanding immediately prior to the Effective Time and if, after the Effective Time, Certificates are presented for transfer, they shall be canceled against delivery of the Merger Consideration as hereinabove provided. Certificates surrendered for exchange by any person constituting an "affiliate" of VRI for purposes of Rule 145 under the Securities Act, as such rule may be amended from time to time ("Rule 145"), shall not be exchanged until T Cell has received an affiliate letter (the "Affiliate Letter") from such person as provided in
Section 7.13, it being understood that with respect to the Principal Stockholders the execution and delivery of a Proxy Agreement shall be deemed to constitute delivery to T Cell of an Affiliate Letter.

         (e) No Fractional Shares or Fractional Warrants shall be issued pursuant hereto. In lieu of the issuance of any Fractional Shares pursuant to this Agreement, each holder of VRI Common Stock upon surrender of Certificates for exchange shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the average closing price of T Cell Common Stock on the Nasdaq National Market (the "Nasdaq") on the five (5) trading days immediately preceding the Closing Date (the "Fair Market Value") by
(ii) the fractional amount of the shares of T Cell Common Stock, which such holder would otherwise be entitled to receive under this Article 4. The fractional share interests of each former holder of VRI Securities will be aggregated and no such holder will receive cash in an amount greater than or equal to the value of one full share of T Cell Common Stock.

         (f) All Merger Consideration issued or paid, as the case may be, upon the surrender for exchange of Certificates representing shares of VRI Common Stock in accordance with the terms of this Article 4 shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of VRI Common Stock exchanged for Merger Consideration theretofore represented by such Certificates.

     4.4 Return of Exchange Fund. Any portion of the Exchange Fund (including any cash payable for Fractional Shares and/or Fractional Warrants, and any shares of T Cell Common Stock) that remains unclaimed by the former stockholders of VRI one year after the Effective Time shall be returned to T Cell (provided that T Cell shall issue such shares of T Cell Common Stock and/or T Cell Warrants and/or pay such cash in accordance with this Article 4 to former stockholders of VRI who thereafter surrender their Certificates), subject to the provisions and effect of applicable abandoned property, escheat or similar laws. Any former stockholders of VRI who have not theretofore complied with this
Article 4 shall thereafter look only to T Cell for issuance or payment of that portion of their VRI Common Stock representing T Cell Common Stock, T Cell Warrants and cash in lieu of Fractional Shares (in accordance with Section 4.3(e) hereof, if any, as determined pursuant to this Agreement, without any interest thereon. None of T Cell, VRI, the Exchange Agent or any other person shall be liable to any former holder of shares of VRI Common Stock for any shares of stock or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     4.5 Lost or Stolen Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by T Cell, the posting by such person of a bond in such reasonable amount as T Cell may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or T Cell will issue in exchange for such lost, stolen or destroyed Certificate the shares of T Cell Common Stock, T Cell Warrants and cash in lieu of Fractional Shares and/or Fractional Warrants (in accordance with Section 4.3(c) hereof), if any, to which such person is entitled under Section 4.3(b) (and to the extent applicable, dividends and distributions payable pursuant to Section 4.3(c)).

ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF VRI

     VRI represents and warrants to T Cell and Acquisition Sub that the statements contained in this Article 5 are true and correct, except as set forth in the disclosure letter delivered at or prior to the execution hereof to T Cell and Acquisition Sub (the "VRI Disclosure Letter"). The VRI Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 5, and the disclosures in any paragraph of the VRI Disclosure Letter shall also be deemed to qualify all other paragraphs in this Article 5.

     5.1 Existence; Good Standing; Authority.

         (a) VRI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. VRI is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of VRI (other than changes that are the effect of economic factors affecting the economy as a whole or changes that are the effect of factors generally affecting the industry in which VRI conducts its business) (a "VRI Material Adverse Effect"); provided, however, that a "VRI Material Adverse Effect" shall not include any adverse effect primarily arising out of or resulting primarily from actions contemplated by the parties in connection with, or that is primarily attributable to, the announcement or performance of this Agreement and the transactions contemplated hereby. VRI has all requisite corporate power and authority to carry on its business as now conducted.

         (b) Copies of the VRI Certificate and VRI Bylaws (and in each such case, all amendments thereto) have previously been delivered to T Cell and its counsel and such copies are true, correct and complete.

     5.2 Authorization, Validity and Effect of Agreements.

         (a) VRI has the requisite power and authority to enter into and perform the transactions contemplated hereby and to execute and deliver this Agreement. The Board of Directors of VRI has unanimously approved this Agreement, the Merger, and the other transactions contemplated by this Agreement and has resolved to recommend that the holders of VRI Common Stock adopt and approve this Agreement at the VRI stockholders' meeting to be held in accordance with the provisions of Section 7.3 hereof. In connection with the foregoing, the Board of Directors of VRI have taken such actions and votes as are necessary to render the provisions of Section 203 of the DGCL inapplicable to the Merger, this Agreement and the transactions contemplated hereby and thereby without the payment of consideration to holders of VRI Common Stock other than the Merger Consideration. As of the date hereof, all of the directors and executive officers of VRI and the Principal Stockholders have indicated that they presently intend to vote all VRI Common Stock which they own or the voting of which they control to approve the adoption of this Agreement and the approval of the Merger. The execution by VRI of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of VRI, subject, in the case of this Agreement only, to the approval of the Merger by a majority of the votes entitled to be cast by the holders of the outstanding VRI Common Stock. This Agreement constitutes the valid and legally binding obligations of VRI, enforceable against VRI in accordance with its terms.

     5.3 Capitalization.

         (a) The authorized capital stock of VRI consists of 30,000,000 shares of VRI Common Stock, 9,034,355 of which are issued and outstanding and 5,000,000 shares of Preferred Stock, none of which are issued or outstanding. There are no shares of VRI Common Stock held in the treasury of VRI. VRI has no shares of VRI Common Stock reserved for issuance other than 1,517,166 shares of VRI Common Stock reserved for issuance pursuant to the VRI Stock Option Plan and 83,584 shares of VRI Common Stock reserved for issuance upon the exercise of the VRI Warrants. All issued and outstanding shares of capital stock of VRI are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. None of the VRI Common Stock has been issued in violation of any federal or state securities law.

         (b) Except as set forth in Section 5.3 of the VRI Disclosure Letter:

             (i) VRI has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of VRI on any matter;

             (ii) VRI does not have any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate VRI to issue, transfer or sell any shares of capital stock of VRI;

             (iii) there are no agreements or understandings to which VRI is a party with respect to the voting of any shares of capital stock of VRI or which restrict the transfer of any such shares;

             (iv) there are no outstanding contractual obligations of VRI to repurchase, redeem or otherwise acquire any shares of capital stock or any other securities of VRI; and

             (v) VRI is not under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

     5.4 Subsidiaries. VRI has no subsidiaries and does not control, directly or indirectly, or have any loans to any, corporation, partnership, joint venture, association business or other entity.

     5.5 Other Interests. Except as set forth in Section 5.5 of the VRI Disclosure Letter, VRI does not own directly or indirectly any interest or investment (whether equity or indebtedness for borrowed money of $100,000 or more) in any corporation, partnership, joint venture, business, trust or other entity (other than investments in short-term investment securities).

     5.6 No Violation. Except as set forth in Section 5.6 of the VRI Disclosure Letter, neither the execution, delivery and performance by VRI of this Agreement, nor the consummation by VRI of the transactions contemplated by this Agreement, will: (i) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the VRI Certificate or the VRI Bylaws; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligation pursuant to, or accelerate vesting under, any stock option plan or option issued by VRI or any grant or award under any of the foregoing; (iii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of VRI under, or result in being declared void, voidable or without further binding effect pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which VRI is a party, or by which VRI is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby; (iv) violate, conflict with or result in a breach of any laws of the United States or any state or other jurisdiction applicable to VRI, except for any of the foregoing matters which would not reasonably be expected to have a VRI Material Adverse Effect; or (v) other than the filings provided for in
Article 1 and Section 7.7 of this Agreement, if required, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the

Securities Act or applicable state securities and "blue sky" laws, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, would not reasonably be expected to have a VRI Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby.

     5.7 SEC Documents. VRI has filed all required forms, reports and documents, including, but not limited to VRI's Form 10-K filed with respect to the year ended December 31, 1997 (collectively, the "VRI SEC Reports"), with the SEC since the earliest date on which VRI became subject to the reporting obligations of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), all of which were prepared in all material respects in accordance with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder (collectively, the "Securities Laws"). As of their respective dates, the VRI SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the balance sheets included in or incorporated by reference into the VRI SEC Reports (including the related notes and schedules) fairly presents in all material respects the financial position of VRI as of its date and each of the statements of income, retained earnings and cash flows included in or incorporated by reference into the VRI SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of VRI for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which were not and are not expected to be material in amount), in each case in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto) during the periods involved, except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.

     5.8 Financial Statements.

         (a) VRI's financial statements at and for the quarter ended March 31, 1998 (the "Q-1 1998 VRI Financial Statements"), including the balance sheet at March 31, 1998 included therein (the "VRI Base Balance Sheet"), a copy of which has been provided by VRI to T Cell, fairly present in all material respects the results of operations and financial position of VRI as of their dates, and the VRI Q-1 1998 Financial Statements (including any related notes and schedules) fairly present in all material respects results of operations, retained earnings or cash flows, as the case may be of VRI for the periods set forth therein subject to normal and recurring year-end adjustments and in each case in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto and as permitted by Form 10-Q under the Exchange Act) during the periods involved.

         (b) Except as disclosed in the VRI SEC Reports filed prior to the date hereof, VRI does not have any known liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted except liabilities (i) stated or adequately reserved against on the VRI Base Balance Sheet or the notes thereto,
(ii) reflected in Section 5.8(b) of the VRI Disclosure Letter, (iii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the VRI Base Balance Sheet, (iv) incurred after the date of the VRI Base Balance Sheet in the ordinary course of business of VRI consistent with the terms of this Agreement or (v) which would not reasonably be expected to have a VRI Material Adverse Effect.

     5.9 Litigation. Except as set forth in Section 5.9 to the VRI Disclosure Letter, there are (i) no continuing orders, injunctions or decrees of any court, arbitrator or governmental authority to which VRI is a party or by which it is bound or, to the knowledge of VRI, to which any of VRI's directors, officers, employees or agents, in such capacity, is a party or, to the knowledge of VRI, by which any of them is bound, and (ii) no actions, suits, investigations or proceedings pending against VRI or, to the knowledge of VRI, against any of VRI's directors, officers, employees or agents, in such capacities, or, to the knowledge of VRI, threatened against VRI or against any of its directors, officers, employees or agents, in such capacities, at law or in equity, or before or by any federal, state or local commission, board, bureau, agency or instrumentality, that would, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

     5.10 Absence of Certain Changes. Except as disclosed in the VRI SEC Reports filed with the SEC prior to the date hereof or as set forth in Section 5.10 of the VRI Disclosure Letter or the Q-1 1998 VRI Financial Statements, since December 31, 1997, VRI has conducted its business only in the ordinary course of such business and there has not been:

         (a) any VRI Material Adverse Effect;

         (b) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of VRI or any direct or indirect redemption, purchase or other acquisition by VRI of its own capital stock;

         (c) any material commitment or contractual obligation (each, a "Commitment") entered into by VRI outside the ordinary course of business except for Commitments incurred in connection with the Merger and the transactions contemplated hereby and thereby;

         (d) any material change in VRI's accounting principles, practices or methods;

         (e) any material contingent liability incurred by VRI as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, VRI;

         (f) any mortgage, encumbrance or lien placed on any of the material properties of VRI which remains in existence on the date hereof;

         (g) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, assets or businesses of VRI;

         (h) any change in the compensation payable or to become payable by VRI to any of its officers or key employees, other than normal merit increases in accordance with its usual practices; or any bonus payment or arrangement made to or with any of such officers or key employees; or

         (i) any change with respect to the officers or management of VRI which would reasonably be expected to have a VRI Material Adverse Effect.

     5.11 Taxes. Except as set forth in Section 5.11 of the VRI Disclosure Letter and except for any of the following that would not reasonably be expected to have a VRI Material Adverse Effect:

         (a) VRI has paid or caused to be paid all federal, state, local, municipal, foreign, and other taxes, including without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value-added taxes, gross receipts taxes, franchise taxes, municipal taxes, capital stock taxes, employment and payroll-related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and real and personal property taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties (collectively, "Taxes"), owed by it through the date hereof except for Taxes, which are being contested in good faith by such party and for which VRI has adequate reserves on the VRI Base Balance Sheet.

         (b) VRI has timely filed all federal, state, local, municipal and foreign tax returns and related information required to be filed by it and all such returns and related information set forth in all material respects the amount of any Taxes relating to the applicable period.

         (c) Neither the Internal Revenue Service ("IRS") nor any other governmental authority is now asserting against VRI or, to the knowledge of VRI, threatening to assert against VRI any deficiency or claim for additional Taxes. No claim has ever been made by a taxing authority in a jurisdiction where VRI does not file reports and returns that VRI is or may be subject to taxation by that jurisdiction. There are no security interests or statutory tax liens on any of the assets of VRI that arose in connection with any failure (or alleged failure) to pay any Taxes when due. VRI has never entered into a closing agreement pursuant to Section 7121 of the Internal Revenue Code of 1986, as amended (the "Code").

         (d) VRI has not received written notice of any audit of any tax return filed by VRI, and VRI has not been notified by any tax authority that any such audit is contemplated or pending. VRI has not executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any income or other taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by or with respect to VRI is in force.

         (e) VRI has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party.

     5.12 Books and Records. Except as set forth in Section 5.12 of the VRI Disclosure Letter:

         (a) The books of account and other financial records of VRI are true, complete and correct in all material respects, have been maintained in all material respects in accordance with good business practices, and are accurately reflected to the extent required in all material respects in the financial statements included in the VRI SEC Reports.

         (b) The minute books and other records of VRI have been made available to T Cell or its representatives, contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Board of Directors of VRI.

     5.13 Real Property. All of the real property leased by VRI (the "VRI Leased Real Property") is set forth in Section 5.13 of the VRI Disclosure Letter. VRI does not own any real property. The lease of the VRI Leased Real Property (the "VRI Lease") is in full force and effect. VRI is not in default under the VRI Lease, other than any defaults which would not reasonably be expected to have a VRI Material Adverse Effect. VRI has not received any notice from any governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to its operations at or improvements of the VRI Leased Real Property that has not been heretofore corrected or that would be reasonably be expected to have a VRI Material Adverse Effect.

     5.14 Intellectual Property.

         (a) To the knowledge of VRI, VRI owns, or is licensed or otherwise possesses legally enforceable rights under, all patents, trademarks, trade names, service marks, copyrights (and any applications for such patents, trademarks, trade names, service marks and copyrights), schematics, technology, know-how, and tangible or intangible proprietary information or material (collectively, "Intellectual Property") that are material to the conduct of its business as currently conducted or planned to be conducted (as described in VRI's Annual Report on Form 10-K for the year ended December 31, 1997 (the "VRI 10-K"). Section 5.14 of the VRI Disclosure Letter lists (i) all material written licenses, sublicenses and other agreements to which VRI is a party and pursuant to which any third party is authorized to use any Intellectual Property rights of VRI or pursuant to which VRI assigns Intellectual Property rights to any third party (the "VRI Outlicenses"), and (ii) all material written licenses, sublicenses and other agreements to which VRI is a party and pursuant to which VRI is authorized to use any third party patents, trademarks, copyrights or other Intellectual Property (the "VRI Inlicenses"). Except as set forth in
Section 5.6 or Section 5.14 of the VRI Disclosure Letter, no consent of any party to the VRI Inlicenses or the VRI Outlicenses is required in connection with the Merger or any other transactions contemplated hereby.

         (b) VRI has not been named in any suit, action or proceeding which involves a claim of infringement by VRI of any Intellectual Property right of any third party, which, if determined adversely to VRI, would reasonably be expected to have a VRI Material Adverse Effect, and VRI has not received any written notice of such claim or infringement or written threat as to the institution by a third party of any such suit, action or proceeding. VRI is a party to agreements that provide that VRI will own all Intellectual Property rights in any developments made by any of its employees or contractors. VRI has taken steps in accordance with its standard business practice to establish and preserve its ownership of its Intellectual Property, including requiring all of its professional and technical employees, all other employees having access to valuable non-public information of VRI and all consultants and independent contractors involved in the development of any of its Intellectual Property to execute confidentiality agreements substantially in the form provided to T Cell, except where the failure to do any of the foregoing would not be reasonably expected to have a VRI Material Adverse Effect. To the knowledge of VRI, the conduct of its business as currently conducted and planned to be conducted (as described in the VRI 10-K) does not infringe any Intellectual Property rights of a third party, other than infringements that would not reasonably be expected to have a VRI Material Adverse Effect. To the knowledge of VRI, the Intellectual Property rights of VRI are not being infringed by activities, products or services of any third party in a manner that would reasonably be expected to have a VRI Material Adverse Effect. VRI has not been named in any suit, action or proceeding which involves a claim by a third party challenging the validity of, or VRI's rights, in its Intellectual Property, and which would reasonably be expected to have a VRI Material Adverse Effect.

         (c) All U.S. patents and U.S. patent applications which are owned by VRI and which are material to the conduct of its business as currently conducted and planned to be conducted (as described in the VRI 10-K) have been duly issued by or filed in, as applicable, the United States Patent and Trademark Office and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States. True and complete copies thereof have been delivered to T Cell.

     5.15 Compliance with Law; Permits; Environmental Matters. Except as set forth in Section 5.15 of the VRI Disclosure Letter:

         (a) VRI is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which VRI or any of its properties or assets is subject, except for such violations which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect. VRI has obtained all licenses, permits and other authorizations and has taken all actions required by applicable law or governmental regulations in connection with its businesses as now or previously conducted, except for failures to obtain such authorization or take such actions which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect.

         (b) VRI holds such registrations, applications, licenses, requests for exemptions, permits and other regulatory authorizations (collectively, the "Permits") from the U.S. Food and Drug Administration (the "FDA") as are material to the conduct of VRI's businesses as presently conducted, except for such Permits the lack of which would not reasonably be expected to have a VRI Material Adverse Effect. VRI is in compliance with such Permits, except for such instances of noncompliance which, individually and in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect and has no reason to believe that there exists a reasonable basis for the revocation or suspension of any such Permits which would reasonably be expected to have a VRI Material Adverse Effect. To the knowledge of VRI, no party which granted any such Permit is considering revocation or suspension thereof.

         (c) VRI has complied with all applicable Environmental Laws (as defined below), except for violations of Environmental Laws that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. There is no pending or, to the knowledge of VRI, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any governmental entity, relating to any Environmental Law involving VRI, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. For purposes of the Agreement, "Environmental Law" means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety.

         (d) To the knowledge of VRI, there have been no releases of any Materials of Environmental Concern (as defined below) into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by VRI, other than releases that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. Except as set forth in Section 5.15 of the VRI Disclosure Letter and except for any matter which would not reasonably be expected to have a VRI Material Adverse Effect, neither VRI nor, to the knowledge of VRI, any legal predecessor, affiliate or former affiliate of VRI, has received any notice that it is potentially responsible under any Environmental Law for response costs or natural resource damages, as those terms are defined under the Environmental Laws, at any location and, to the knowledge of VRI, VRI has not transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any waste containing Materials of Environmental Concern at any location including, but not limited to, those in the National Priorities List, as defined under the United States Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA), or any location proposed for inclusion on that list or at any location on any analogous state or other list. For purposes of this Agreement, "Materials of Environmental Concern" means any chemicals, pollutants or contaminants, hazardous substances (as such term is defined under CERCLA), solid wastes and hazardous wastes (as such terms are defined under the federal Resources Conservation and Recovery Act ("RCRA"), toxic materials, oil or petroleum and petroleum products, or any other material subject to regulation under any Environmental Law.

     5.16 Clinical Procedures. The human clinical trials, animal studies and other preclinical tests conducted by VRI or in which VRI has participated, and such studies and tests conducted on behalf of VRI, were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical or clinical study of products comparable to those being developed by VRI; neither VRI nor any agent or representative of VRI has received any notices or correspondence from the FDA or any other governmental agency requiring the termination, suspension or modification (other than such modifications as are normal in the regulatory process) of any animal studies, preclinical tests or clinical trials conducted by or on behalf of VRI or in which VRI has participated, except for such terminations, suspensions or modifications which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect.

     5.17 Employee Matters. With respect to all the employee benefit plans, programs and arrangements maintained for the benefit of any current or former employee, officer or director of VRI (the "VRI Benefit Plans"), except as set forth in Section 5.17 of the VRI Disclosure Letter or in the VRI SEC Reports,
(a) each VRI Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to materially adversely affect the qualified status of such VRI Benefit Plan or related trust, (b) each VRI Benefit Plan has been operated in all material respects in accordance with the terms and requirements of applicable law and all required returns and filings for each VRI Benefit Plan have been timely made, except for failures to file which, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect, (c) VRI has not incurred any direct or indirect material liability under, arising out of or by operation of Title I or Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in connection with any VRI Benefit Plan or other retirement plan or arrangement, and VRI has no knowledge of any fact or event that would reasonably be expected to give rise to any such material liability, (d) all material contributions due and payable on or before the date hereof in respect of each VRI Benefit Plan have been made in full and in proper form, (e) VRI has never sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), "multiple employer plan" (as defined in
Section 413 of the Code) or "defined benefit plan" (as defined in Section 3(35) of ERISA), (f) except as otherwise required under ERISA, the Code and applicable state laws, no VRI Benefit Plan currently or previously maintained by VRI provides any post-retirement health or life insurance benefits, and VRI does not maintain any obligations to provide post-retirement health or life insurance benefits in the future, (g) all material reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each VRI Benefit Plan, except where failure to so comply, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect and (h) no benefit or amount payable or which may become payable by VRI pursuant to any VRI Benefit Plan, agreement or contract with any employee, shall constitute an "excess parachute payment," within the meaning of Section 280G of the Code, which is or may be subject to the imposition of any excise tax under
Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

     5.18 Labor Matters. Except as set forth in Section 5.18 of the VRI Disclosure Letter, VRI is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of VRI, threatened against VRI relating to its business, except for any such proceeding which would not have a VRI Material Adverse Effect. To the knowledge of VRI, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of VRI, except where such efforts, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect.

     5.19 No Brokers. VRI has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity, T Cell or Acquisition Sub to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that VRI has retained Hambrecht & Quist LLC ("H&Q") as its financial advisor. True, correct and complete copies of the executed financial advisory agreements between VRI and H&Q have been provided to T Cell.

     5.20 Opinion of Financial Advisor. VRI has been advised by H&Q that in their opinion, as of the date hereof, the Merger Consideration to be received by the holders of VRI Common Stock in the Merger is fair, from a financial point of view, to the holders of VRI Common Stock.

     5.21 Related Party Transactions. Except for transactions described in the VRI SEC Reports filed prior to the date hereof, since December 31, 1997, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC other than as reflected in the Q-1 1998 VRI Financial Statements.

     5.22 Contracts and Commitments. Except as set forth in Section 5.22 of the VRI Disclosure Letter, Item 14 of the VRI 10-K lists each contract to which VRI is a party which is material to VRI ("VRI Material Contract"). VRI has delivered to T Cell a correct and complete copy of each VRI Material Contract. Each VRI Material Contract is in full force and effect and neither VRI nor, to the knowledge of VRI, the other party thereto is in breach or default thereunder, other than breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

     5.23 Insurance. VRI maintains insurance coverage that is in character and amount customary for persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to have a VRI Material Adverse Effect. VRI has not received any notice that any policies have been or will be canceled prior to its scheduled termination date, or would not be renewed substantially on the same terms now in effect if the insured party requested renewal, or has received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of any increases with respect thereto (or with respect to similar insurance) in prior years, except for any of the foregoing such instances that would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect.

     5.24 Proxy Statement. On the date the Proxy Statement (as defined in
Section 7.10) is mailed to T Cell's stockholders, none of the information supplied by or on behalf of VRI for inclusion in the Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the stockholders' meeting or the solicitation of proxies therefor which has become false or misleading. Notwithstanding the foregoing, VRI makes no representation or warranty with respect to information supplied by T Cell or any of its affiliates or representatives in writing for inclusion in the Proxy Statement.

     5.25 Acquisition Proposals. VRI has terminated any discussions or negotiations relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 7.1 hereof).

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF T CELL AND ACQUISITION SUB

     T Cell and Acquisition Sub represent and warrant to VRI that the statements contained in this Article 6 are true and correct, except as set forth in the disclosure letter delivered at or prior to the execution hereof to VRI (the "T Cell Disclosure Letter"). The T Cell Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 6, and the disclosures in any paragraph of the T Cell Disclosure Letter shall qualify all other paragraphs in this Article 6.

     6.1 Existence; Good Standing; Authority.

         (a) Each of T Cell and Acquisition Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of T Cell and Acquisition Sub is duly licensed or qualified to do business as foreign corporations and is in good standing under the laws of each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of T Cell and Acquisition Sub (other than changes that are the effect of economic factors affecting the economy as a whole or changes that are the effect of factors generally affecting the industry in which T Cell and Acquisition Sub conduct their respective businesses) (a "T Cell Material Adverse Effect"); provided, however, that a T Cell Material Adverse Effect shall not include any adverse effect primarily arising out of or resulting primarily from actions contemplated by the parties in connection with, or that is primarily attributable to, the announcement or performance of this Agreement and the transactions contemplated hereby. Each of T Cell and Acquisition Sub has all requisite corporate power and authority to carry on its business as now conducted.

         (b) Copies of the T Cell Certificate and T Cell Bylaws (and in each such case, all amendments thereto) have previously been delivered to VRI and its counsel, and such copies are true, correct and complete.

     6.2 Authorization, Validity and Effect of Agreements. Each of T Cell and Acquisition Sub has the requisite power and authority to enter into the transactions contemplated hereby and to execute and deliver this Agreement. The Boards of Directors of T Cell and Acquisition Sub have approved by a unanimous vote of all directors present this Agreement and all transactions contemplated hereby. The execution by T Cell and Acquisition Sub of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of T Cell and Acquisition Sub, respectively. This Agreement constitutes the valid and legally binding obligations of T Cell and Acquisition Sub enforceable against each such entity in accordance with their respective terms.

     6.3 Capitalization.

         (a) The authorized capital stock of T Cell consists of 50,000,000 shares of T Cell Common Stock, 28,531,285 of which are issued and outstanding, and 4,163,102 shares of Preferred Stock, none of which are issued or outstanding. There are 8,552 shares of T Cell Common Stock held in the treasury of T Cell. T Cell has no shares of T Cell Common Stock reserved for issuance other than 3,700,000 shares of T Cell Common Stock reserved for issuance pursuant to the T Cell 1991 Stock Compensation Plan, as amended, and 225,000 shares of T Cell Common Stock reserved for issuance upon the exercise of other options granted to current and former directors of T Cell. All issued and outstanding shares of capital stock of T Cell are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. None of the T Cell Common Stock has been issued in violation of any federal or state securities law.

         (b) Except as set forth on Section 6.3 of the T Cell Disclosure Letter:

         (i) T Cell has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of T Cell on any matter;

         (ii) T Cell does not have any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate T Cell to issue, transfer or sell any shares of capital stock of T Cell;

         (iii) there are no agreements or understandings to which T Cell is a party with respect to the voting of any shares of capital stock of T Cell or which restrict the transfer of any such shares;

         (iv) there are no outstanding contractual obligations of T Cell to repurchase, redeem or otherwise acquire any shares of capital stock or any other securities of T Cell; and

         (v) T Cell is not under any obligation, contingent or otherwise, by reason of any agreement to register any of its securities under the Securities Act.

     6.4 Subsidiaries. Except for Acquisition Sub and as set forth in Section
6.4 of the T Cell Disclosure Letter, T Cell has no subsidiaries and does not control, directly or indirectly, or have any loans to any, corporation, partnership, joint venture, association business or other entity.

     6.5 Other Interests. Except as set forth in Section 6.4 and 6.5 of the T Cell Disclosure Letter, T Cell does not own directly or indirectly any interest or investment (whether equity or indebtedness for borrowed money of $100,000 or more) in any corporation, partnership, joint venture, business, trust or other entity (other than investments in short-term investment securities).

     6.6 No Violation. Except as set forth in Section 6.6 of the T Cell Disclosure Letter, neither the execution, delivery and performance by T Cell of this Agreement, nor the consummation by T Cell of the transactions contemplated by this Agreement, will: (i) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the T Cell Certificate or the T Cell Bylaws; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligation pursuant to, or accelerate vesting under, any stock option plan or option issued by T Cell or any grant or award under any of the foregoing; (iii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of T Cell under, or result in being declared void, voidable or without further binding effect pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which T Cell is a party, or by which T Cell is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby; (iv) violate, conflict with or result in a breach of any laws of the United States or any state or other jurisdiction applicable to T Cell, except for any of the foregoing matters which would not reasonably be expected to have a T Cell Material Adverse Effect; or (v) other than the filings provided for in
Article 1 and Section 7.7 of this Agreement, if required, under the HSR Act, the Exchange Act, the Securities Act or applicable state securities and "blue sky" laws require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, would not reasonably be expected to have a T Cell Material Adverse Effect and would not prevent or materially delay the consummation of the transactions contemplated hereby.

     6.7 SEC Documents. T Cell has filed all required forms, reports and documents, including, but not limited to T Cell's Form 10-K filed with respect to the year ended December 31, 1997 (collectively, the "T Cell SEC Reports"), with the SEC since the earliest date on which T Cell became subject to the reporting obligations of Section 13 or 15(d) of the

Exchange Act, all of which were prepared in all material respects in accordance with the applicable requirements of the Securities Laws. As of their respective dates, the T Cell SEC Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the balance sheets included in or incorporated by reference into the T Cell SEC Reports (including the related notes and schedules) fairly presents in all material respects the financial position of T Cell as of its date and each of the statements of income, retained earnings and cash flows included in or incorporated by reference into the T Cell SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of T Cell for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which were not and are not expected to be material in amount), in each case in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto) during the periods involved, except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Section 13 or 15(d) of the Exchange Act.

     6.8 Financial Statements.

         (a) T Cell's financial statements at and for the quarter ended March 31, 1998 (the "T Cell Q-1 1998 Financial Statements"), including the balance sheet at March 31, 1998 included therein (the "T Cell Base Balance Sheet"), a copy of which has been provided by T Cell to VRI, fairly present in all material respects the results of operations and financial position of T Cell as of their dates, and the T Cell Q-1 1998 Financial Statements (including any related notes and schedules) fairly present in all material respects the results of operations, retained earnings or cash flows, as the case may be, of T Cell for the periods set forth therein subject to normal and recurring year-end adjustments and, in each case, in accordance with generally accepted accounting principles consistently applied (except as otherwise indicated in the notes thereto and as permitted by Form 10-Q under the Exchange Act) during the periods involved.

         (b) Except as disclosed in the T Cell SEC Reports filed prior to the date hereof, T Cell does not have any known liabilities of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted except liabilities (i) stated or adequately reserved against on the T Cell Base Balance Sheet or the notes thereto, (ii) reflected in Section 6.8(b) of the T Cell Disclosure Letter, (iii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the T Cell Base Balance Sheet, (iv) incurred after the date of the T Cell Base Balance Sheet in the ordinary course of business of T Cell consistent with the terms of this Agreement or (v) which would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.9 Litigation. Except as set forth in Section 6.9 to the T Cell Disclosure Letter, there are (i) no continuing orders, injunctions or decrees of any court, arbitrator or governmental authority to which T Cell is a party or by which it is bound or, to the knowledge of T Cell, to which any of T Cell's directors, officers, employees or agents, in such capacity, is a party or, to the knowledge of T Cell, by which any of them is bound, and
(ii) no actions, suits, investigations or proceedings pending against T Cell or, to the knowledge of T Cell, against any of T Cell's directors, officers, employees or agents, in such capacities, or, to the knowledge of T Cell, threatened against T Cell or against any of its directors, officers, employees or agents, in such capacities, at law or in equity, or before or by any federal, state or local commission, board, bureau, agency or instrumentality, that would, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

     6.10 Absence of Certain Changes. Except as disclosed in the T Cell SEC Reports filed with the SEC prior to the date hereof or as set forth in Section
6.10 of the T Cell Disclosure Letter or the T Cell Q-1 1998 Financial Statements, since December 31, 1997, T Cell has conducted its business only in the ordinary course of such business and there has not been:

         (a) any T Cell Material Adverse Effect;

         (b) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of T Cell or any direct or indirect redemption, purchase or other acquisition by T Cell of its own capital stock;

         (c) any material commitment or contractual obligation (each, a "Commitment") entered into by T Cell outside the ordinary course of business except for Commitments incurred in connection with the Merger and the transactions contemplated hereby and thereby;

         (d) any material change in T Cell's accounting principles, practices or methods;

         (e) any contingent liability incurred by T Cell as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, T Cell;

         (f) any mortgage, encumbrance or lien placed on any of the material properties of T Cell which remains in existence on the date hereof;

         (g) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, assets or businesses of T Cell;

         (h) any change in the compensation payable or to become payable by T Cell to any of its officers, employees, agents or independent contractors other than normal merit increases in accordance with its usual practices; or any bonus payment or arrangement made to or with any of such officers, employees, agents or independent contractors; or

         (i) any change with respect to the officers or management of T Cell which would reasonably be expected to have a T Cell Material Adverse Effect.

     6.11 Taxes. Except as set forth in Section 6.11 of the T Cell Disclosure Letter and except for any of the following that would not reasonably be expected to have a T Cell Material Adverse Effect:

         (a) T Cell has paid or caused to be paid all Taxes as defined in
Section 5.11 hereof owed or accrued by it through the date hereof except for Taxes which are being contested in good faith by such party and for which T Cell has adequate reserves on its T Cell Base Balance Sheet.

         (b) T Cell has timely filed all federal, state, local, municipal and foreign tax returns and related information required to be filed by it and all such returns and related information set forth in all material respects the amount of any Taxes relating to the applicable period.

         (c) Neither the IRS nor any other governmental authority is now asserting against T Cell or, to the knowledge of T Cell, threatening to assert against T Cell any deficiency or claim for additional Taxes. No claim has ever been made by a taxing authority in a jurisdiction where T Cell does not file reports and returns that T Cell is or may be subject to taxation by that jurisdiction. There are no security interests or statutory tax liens on any of the assets of T Cell that arose in connection with any failure (or alleged failure) to pay any Taxes when due. T Cell has never entered into a closing agreement pursuant to Section 7121 of the Code.

         (d) T Cell has not received written notice of any audit of any tax return filed by T Cell, and T Cell has not been notified by any tax authority that any such audit is contemplated or pending. T Cell has not executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any income or other taxes, and no extension of time with respect to any date on which a tax return was or is to be filed by or with respect to T Cell is in force.

         (e) T Cell has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party.

     6.12 Real Property. All of the real property leased by T Cell (the "T Cell Leased Real Property") is set forth in Section 6.12 of the T Cell Disclosure Letter. T Cell does not own any real property. The lease of the T Cell Leased Real Property (the "T Cell Lease") is in full force and effect. T Cell is not in default under the T Cell Lease, other than defaults which would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has not received any notice from any governmental authority of any violation of any law, ordinance, regulation, license, permit or authorization issued with respect to the T Cell Leased Real Property that has not been heretofore corrected or that would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.13 Intellectual Property.

         (a) To the knowledge of T Cell, T Cell owns, or is licensed or otherwise possesses legally enforceable rights under, all Intellectual Property (as defined in Section 5.14 hereof) that is material to the conduct of its business as currently conducted or planned to be conducted (as described in T Cell's Annual Report on Form 10-K for the year ended December 31, 1997 (the "T Cell 10-K")). Section 6.13 of the T Cell Disclosure Letter lists (i) all material written licenses, sublicenses and other agreements to which T Cell is a party and pursuant to which any third party is authorized to use any Intellectual Property rights of T Cell or pursuant to which T Cell assigns Intellectual Property rights to any third party (the "T Cell Outlicenses"), and
(ii) all material written licenses, sublicenses and other agreements to which T Cell is a party and pursuant to which T Cell is authorized to use any third party patents, trademarks, copyrights (including software) or other Intellectual Property (the "T Cell Inlicenses"). Except as set forth in Section 6.13 of the T Cell Disclosure Letter, no consent of any party to the T Cell Inlicenses or the T Cell Outlicenses is required in connection with the Merger or any other transactions contemplated hereby.

         (b) T Cell has not been named in any suit, action or proceeding which involves a claim of infringement by T Cell of any Intellectual Property right of any third party, which, if determined adversely to T Cell, would reasonably be expected to have a T Cell Material Adverse Effect, and T Cell has not received any written notice of such claim or infringement or threat as to the institution by a third party of any such suit, action or proceeding. T Cell is a party to agreements that provide that T Cell will own all Intellectual Property rights in any developments made by any of its employees or contractors. T Cell has taken steps in accordance with its standard business practice to establish and preserve its ownership of its Intellectual Property, including requiring all of its professional and technical employees, all other employees having access to valuable non-public information of T Cell and all consultants and independent contractors involved in the development of any of its Intellectual Property to execute confidentiality agreements substantially in the form provided to VRI, except where the failure to do any of the foregoing would not reasonably be expected to have a T Cell Material Adverse Effect. To the knowledge of T Cell, the conduct of its business as currently conducted and planned to be conducted (as described in the T Cell 10-K) does not infringe any Intellectual Property rights of a third party, other than infringements that would not reasonably be expected to have a T Cell Material Adverse Effect. To the knowledge of T Cell, the Intellectual Property rights of T Cell are not being infringed by activities, products or services of any third party in a manner that would reasonably be expected to have a T Cell Material Adverse Effect. T Cell has not been named in any suit, action or proceeding which involves a claim by a third party challenging the validity of, or T Cell's rights, in its Intellectual Property and which would reasonably be expected to have a T Cell Material Adverse Effect.

         (c) All U.S. patents and U.S. patent applications which are owned by T Cell and which are material to the conduct of its business as currently conducted and planned to be conducted (as described in the T Cell 10-K) have been duly issued by or filed in, as applicable, the United States Patent and Trademark Office, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations of the United States. True and complete copies thereof have been delivered to VRI.


     6.14 Compliance with Law; Permits; Environmental Matters. Except as set forth in Section 6.14 of the T Cell Disclosure Letter:

         (a) T Cell is not in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which T Cell or any of its properties or assets is subject, except for such violations which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has obtained all licenses, permits and other authorizations and has taken all actions required by applicable law or governmental regulations in connection with its businesses as now or previously conducted, except for failures to obtain such authorization or take such actions which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect.

         (b) T Cell holds such Permits (as defined in Section 5.5 hereof) from the FDA as are material to the conduct of T Cell's businesses as presently conducted, except for Permits the lack of which would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell is in compliance with such Permits, except for such instances of noncompliance which, individually and in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has no reason to believe that there exists a basis for the revocation or suspension of any of such Permits or that any party which granted any such Permit is considering revocation or suspension thereof, which would reasonably be expected to have a T Cell Material Adverse Effect.

         (c) T Cell has complied with all applicable Environmental Laws, except for violations of Environmental Laws that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect. There is no pending or, to the knowledge of T Cell, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request by any governmental entity, relating to any Environmental Law involving T Cell, except for litigation, notices of violations, formal administrative proceedings or investigations, inquiries or information requests that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

         (d) To the knowledge of T Cell, there have been no releases of any Materials of Environmental Concern into the environment at any parcel of real property or any facility formerly or currently owned, operated or controlled by T Cell, other than releases that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect. Except as set forth in Section 6.14 of the T Cell Disclosure Letter and except for any matter which would not have a T Cell Material Adverse Effect, neither T Cell nor, to the knowledge of T Cell, any legal predecessor, affiliate or former affiliate of T Cell, has received any notice that it is potentially responsible under any Environmental Law for response costs or natural resource damages, as those terms are defined under the Environmental Laws, at any location and, to the knowledge of T Cell, T Cell has not transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any waste containing Materials of Environmental Concern at any location including, but not limited to, those in the National Priorities List, as defined under CERCLA, or any location proposed for inclusion on that list or at any location on any analogous state or other list.

     6.15 Clinical Procedures. The human clinical trials, animal studies and other preclinical tests conducted by T Cell or in which T Cell has participated, and such studies and tests conducted on behalf of T Cell, were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical or clinical study of products comparable to those being developed by T Cell; neither T Cell nor any agent or representative of T Cell has received any notices or correspondence from the FDA or any other governmental agency requiring the termination, suspension or modification (other than such modifications as are normal in the regulatory process) of any animal studies, preclinical tests or clinical trials conducted by or on behalf of T Cell or in which T Cell has participated, except for such terminations, suspensions or modifications which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.16 Employee Matters. With respect to all the employee benefit plans, programs and arrangements maintained for the benefit of any current or former employee, officer or director of T Cell (the "T Cell Benefit Plans"), except as set forth in Section 6.16 of the T Cell Disclosure Letter or in the T Cell SEC Reports, (a) each T Cell Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to materially adversely affect the qualified status of such T Cell Benefit Plan or related trust, (b) each T Cell Benefit Plan has been operated in all material respects in accordance with the terms and requirements of applicable law and all required returns and filings for each T Cell Benefit Plan have been timely made, except for failures to file which, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect, (c) T Cell has not incurred any direct or indirect material liability under, arising out of or by operation of Title I or Title IV of ERISA, in connection with any T Cell Benefit Plan or other retirement plan or arrangement, and T Cell has no knowledge of any fact or event that would reasonably be expected to give rise to any such material liability, (d) all material contributions due and payable on or before the date hereof in respect of each T Cell Benefit Plan have been made in full and in proper form, (e) T Cell has never sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), "multiple employer plan" (as defined in Section 413 of the Code) or "defined benefit plan" (as defined in Section 3(35) of ERISA), (f) except as otherwise required under ERISA, the Code and applicable state laws, no T Cell Benefit Plan currently or previously maintained by T Cell provides any post-retirement health or life insurance benefits, and T Cell does not maintain any obligations to provide post-retirement health or life insurance benefits in the future, (g) all material reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each T Cell Benefit Plan, except where failure to so comply, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect and (h) no benefit or amount payable or which may become payable by T Cell pursuant to any T Cell Benefit Plan, agreement or contract with any employee, shall constitute an "excess parachute payment," within the meaning of Section 280G of the Code, which is or may be subject to the imposition of any excise tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

     6.17 Labor Matters. Except as set forth in Section 6.17 of the T Cell Disclosure Letter, T Cell is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of T Cell, threatened against T Cell relating to its business, except for any such proceeding which would not have a T Cell Material Adverse Effect. To the knowledge of T Cell, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of T Cell, except where such efforts, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect.

     6.18 No Brokers. T Cell has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such entity or VRI to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that T Cell has retained Lehman Brothers ("Lehman") as its financial advisor. True, correct and complete copies of the executed financial advisory agreements between T Cell and Lehman have been provided to VRI.

     6.19 Opinion of Financial Advisor. T Cell has been advised by Lehman that in their opinion, as of the date hereof, the Merger Consideration to be paid by T Cell to the holders of the VRI Common Stock is fair, from a financial point of view, to the holders of T Cell Common Stock.

     6.20 Related Party Transactions. Except for transactions described in the T Cell SEC Reports filed prior to the date hereof, since December 31, 1997, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     6.21 Contracts and Commitments. Except as set forth in Section 6.21 of the T Cell Disclosure Letter, Item 14 of the T Cell 10-K lists each contract to which T Cell is a party which is material to T Cell (a "T Cell Material Contract"). T Cell has delivered to VRI a correct and complete copy of each T Cell Material Contract. Each T Cell Material Contract is in full force and effect and neither T Cell nor, to the knowledge of T Cell, the other party thereto is in breach or default thereunder, other than breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

     6.22 Insurance. T Cell maintains insurance coverage that is in character and amount customary for persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, would not reasonably be expected to have a T Cell Material Adverse Effect. T Cell has not received any notice that any policies have been or will be canceled prior to its scheduled termination date, or would not be renewed substantially on the same terms now in effect if the insured party requested renewal, or has received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of any increases with respect thereto (or with respect to similar insurance) in prior years except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

     6.23 Proxy Statement. On the date the Proxy Statement is mailed to T Cell's stockholders, none of the information supplied by or on behalf of T Cell for inclusion in the Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the stockholders' meeting or the solicitation of proxies therefor which has become false or misleading. Notwithstanding the foregoing, T Cell makes no representation or warranty with respect to information supplied by T Cell or any of its affiliates or representatives in writing for inclusion in the Proxy Statement.

     6.24 Nasdaq National Market Listing. The T Cell Common Stock and the associated Preferred Stock Rights are duly listed for quotation on the Nasdaq National Market.

ARTICLE 7. COVENANTS

     7.1 Acquisition Proposals.

         (a) From and after the date hereof until the earlier of the termination of this Agreement or the Effective Time, VRI shall not, nor shall it authorize or permit any officer, director, employee, agent, advisor or representative of VRI to, directly or indirectly (i) solicit, initiate or knowingly encourage the submission of, any inquiries, proposals or offers from any person relating to an Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) enter into, engage in, or participate or continue in, any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, VRI may
(A) furnish information to, or participate in discussions or negotiations with, any person or entity that makes or expresses a bona fide intention to make an unsolicited proposal to acquire VRI pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction if the Board of Directors of VRI determines, in good faith following consultation with outside legal counsel (the "VRI Legal Counsel"), that such action is necessary in order to comply with the directors' fiduciary duties to the stockholders of VRI under applicable law; provided, however, that prior to VRI's furnishing such information or participating in such discussions or negotiations, such person or entity shall have executed a confidentiality agreement with VRI having terms substantially similar to those contained in the Confidential Disclosure Agreement, dated April 16, 1998 between T Cell and VRI (the "Confidentiality Agreement"), relating to the provision of Proprietary Information (as defined in the Confidentiality Agreement) by VRI and T Cell to one another, and (B) comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with respect to an Acquisition Proposal.

         (b) As used herein, the term "Acquisition Proposal" shall mean any proposed or actual (i) merger, consolidation or similar transaction involving VRI, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of VRI representing 15% or more of the assets of VRI, (iii) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of VRI, (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of VRI Common Stock, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to VRI, or (vi) transaction which is similar to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and the transactions contemplated thereby.

         (c) VRI shall advise T Cell orally and in writing within twenty-four
(24) hours of receipt of any Acquisition Proposal, made after the date hereof, including the terms thereof and any changes thereto and any termination thereof, or any inquiry regarding any Acquisition Proposal and the identity of the person making such Acquisition Proposal or inquiry.

     7.2 Conduct of Businesses by T Cell and VRI. Prior to the Effective Time, unless T Cell or VRI has otherwise consented to the other in writing thereto or unless otherwise specifically permitted by this Agreement, and except as contemplated by this Agreement, each of T Cell and VRI:

         (a) shall use its reasonable best efforts to preserve intact its business organization and goodwill and keep available the services of its respective officers and material employees;

         (b) shall comply in all material respects with all material laws, regulations and orders applicable with respect to its business;

         (c) shall promptly notify the other of any event that is reasonably expected to have, in the case of T Cell, a T Cell Material Adverse Effect and, in the case of VRI, a VRI Material Adverse Effect, as applicable, or the breach in any material respect of any of its material representations or warranties contained herein;

         (d) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed by or with respect to it with the SEC subsequent to the date of this Agreement;

         (e) shall employ its reasonable best efforts to secure, before the Closing Date, the consent to the consummation of the transactions contemplated by this Agreement by each other party to any contract, commitment or obligations to which it is a party, absent which consent such transactions would constitute a default, would accelerate, modify or vest its obligations or would permit cancellation of any such contract;

         (f) in the case of VRI, shall use its reasonable best efforts to cause the satisfaction of the conditions precedent contained in Sections 8.1 and 8.3 and in the case of T Cell shall use its reasonable best efforts to cause the satisfaction of the conditions precedent contained in Sections 8.1 and 8.2;

         (g) shall conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

         (h) shall not incur any indebtedness for borrowed money or issue any debt securities or, except in each case in the ordinary course of business consistent with past practice, assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or make any loans or advances;

         (i) shall not amend its certificate of incorporation or the bylaws, respectively;

         (j) shall not (A) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, except pursuant to its existing options or outstanding warrants, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation, other than in the ordinary course of business consistent with past practice, or enter into or amend any employment agreement with any of its officers or directors, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend, in the case of T Cell, any T Cell Employee Benefit Plans and, in the case of VRI, any VRI Benefit Plans in any material respect, except for changes which are not more favorable to participants in such plans or are otherwise required to comply with applicable law;

         (k) shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock, or (B) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action;

         (l) shall not sell, pledge, dispose of or encumber any of its assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of other assets not in excess of $250,000 in the aggregate);

         (m) shall not make any capital contributions to, or investments in, any other person;

         (n) shall not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) reflected or reserved against in, or contemplated by, in the case of T Cell, the Q-1 1998 T Cell Financial Statements or the T Cell SEC Reports and, in the case of VRI, the Q-1 1998 VRI Financial Statements or the VRI SEC Reports or incurred in the ordinary course of business consistent with past practice or pursuant to Commitments set forth, in the case of T Cell, in Section 6.21 of the T Cell Disclosure Letter and, in the case of VRI, in Section 5.22 of the VRI Disclosure Letter or entered into in accordance with this Agreement or (ii) the settlement of claims and litigation in the ordinary course of business in an amount not in excess of $250,000;

         (o) shall not authorize any capital expenditures or purchase of fixed assets which (i) are not listed in Section 7.2(o) of the T Cell Disclosure Letter or the VRI Disclosure Letter, as applicable, or (ii) in the aggregate, exceed $250,000;

         (p) shall not enter into any material Commitment with any of its officers, directors, consultants or affiliates;

         (q) shall use its reasonable best efforts to not do any act or omit to do any act, or permit any act or omission to act, which will cause a material breach of any of its material contracts, commitments or obligations;

         (r) shall not acquire (by merger, consolidation, or acquisition of stock or assets) any business or any corporation, partnership or other entity or a division of any such business organization; and

         (s) shall not take any action to accelerate the exercise date of any outstanding option granted pursuant to its option plans, other than as a result of the Merger.

Any request for consent under this Section 7.2 shall be, if made by VRI, directed to Norman W. Gorin at the address set forth for T Cell in Section 10.2 hereof, with copies to Stuart M. Cable, Esq. at the address set forth for Goodwin, Procter & Hoar LLP set forth in Section 10.2 hereof, and if made by T Cell, directed to William A. Packer at the address set forth for VRI in Section
10.2 hereof, with copies to David E. Redlick, Esq. at the address set forth for Hale and Dorr LLP set forth in Section 10.2 hereof and any consent so requested by either party shall not be unreasonably withheld or delayed by the other.

     7.3 Meetings of Stockholders. Promptly following the execution of this Agreement, (i) T Cell, if required by applicable law or the rules of the Nasdaq National Market, will take all action necessary in accordance with applicable law and its certificate of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the issuance of the T Cell Common Stock and the T Cell Warrants, and (ii) VRI shall take all action necessary in accordance with applicable law and the VRI Certificate and the VRI Bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the adoption of this Agreement and the approval of the Merger. The proxy statement of T Cell related to its stockholders' meeting shall contain the recommendation of the Board of Directors of T Cell that its stockholders approve the issuance of the T Cell Common Stock and the T Cell Warrants, and the proxy statement of VRI related to its stockholders' meeting shall contain the recommendation of the Board of Directors of VRI that its stockholders approve the adoption of this Agreement and the Merger. Notwithstanding the foregoing, VRI and T Cell shall not be required to take such actions as are set forth in this Section 7.3 (subject to the limitations set forth herein) if otherwise required under the applicable fiduciary duties of the respective directors of VRI or T Cell, as determined by such directors in good faith after consultation with and based upon the advice of their respective outside legal counsel. Each of VRI and T Cell, subject to and in accordance with applicable law, shall use their respective reasonable best efforts to obtain such approval described in this Section 7.3, including without limitation, by timely mailing the Proxy Statement (as defined in Section
7.10 hereof) contained in the Form S-4 (as defined in Section 7.10 hereof) to their respective stockholders. VRI and T Cell shall coordinate and cooperate with each other with respect to the timing of their respective stockholders' meetings and shall use their reasonable best efforts to hold such meetings on the same day.

     7.4 Reorganization. From and after the date hereof, none of T Cell, Acquisition Sub or VRI or their respective affiliates shall knowingly take any action, or knowingly fail to take any action, whether before or after the Effective Time, that would cause the Merger not to qualify as a "reorganization" within the meaning of Section 368 of the Code.

     7.5 Board of Directors. At or prior to the Effective Time, T Cell shall take all action necessary in accordance with applicable law and the T Cell Certificate and the T Cell Bylaws to fix the number of members of its Board of Directors at seven. At the Effective Time, three of the directors of T Cell shall be Frederick W. Kyle, John Littlechild and J. Barrie Ward and the remaining four shall be selected by the Board of Directors of T Cell among its current members.

     7.6 Listing Application. T Cell and VRI shall cooperate and promptly prepare and submit to the Nasdaq National Market all reports, applications and other documents that may be necessary or desirable to enable all of the shares of T Cell Common Stock that will be outstanding or will be reserved for issuance at the Effective Time and the associated Preferred Stock Rights to be listed for trading on the Nasdaq National Market. Each of T Cell and VRI shall furnish all information about itself and its businesses and operations and all necessary financial information to the other as the other may reasonably request in connection with the Nasdaq National Market listing process. T Cell and VRI agree to correct any information provided by it for use in the Nasdaq National Market listing process if and to the extent that such information shall have become false or misleading in any material respect. T Cell and VRI will advise and deliver copies (if any) to the other parties, promptly after it receives notice thereof, of any request by the Nasdaq National Market for amendment of any submitted materials or comments thereon and responses thereto or requests by the Nasdaq National Market for additional information.

     7.7 Filings; Other Action. Subject to the terms and conditions herein provided, VRI, T Cell and Acquisition Sub shall (a) determine whether any filings under the HSR Act are required in connection with the Merger, (b) to the extent that any filings under the HSR Act are required, promptly make their respective filings (and cooperate with any Principal Stockholders who are required to make any such filings) and thereafter make any other required submissions under the HSR Act with respect to the Merger, and (c) use their reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and foreign jurisdictions and any third parties in connection with the execution and delivery of this Agreement and consummation of the Merger; (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (iii) obtaining in writing any consents required from third parties to effectuate the Merger in form and substance reasonably satisfactory to each of VRI, T Cell and Acquisition Sub; and (iv) taking, or causing to be taken, all other action and doing, or causing to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement, including the assumption, in writing, by T Cell of the agreements identified in Section 7.7 of the VRI Disclosure Letter. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of T Cell, Acquisition Sub and VRI shall take all such necessary action.

     7.8 Access to Information.

         (a) Upon reasonable notice to the other, T Cell, Acquisition Sub, and VRI shall (and shall cause their respective subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the others, reasonable access, during normal business hours during the period from the date hereof to the Effective Time, to all its properties, books, contracts, Commitments and records and permit such persons to make such inspections as they may reasonably require, and during such period, each of T Cell, Acquisition Sub, and VRI shall (and cause their respective subsidiaries to) furnish promptly to the others all information concerning its businesses, properties, personnel and accountants as the others may reasonably request.

         (b) All such information shall be deemed "Proprietary Information" as such term is defined in the Confidential Disclosure Agreement, except as otherwise provided in such Confidential Disclosure Agreement.

     7.9 Publicity. T Cell and VRI shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated hereby or thereby and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other parties, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange or the Nasdaq National Market if it has used its reasonable best efforts to consult with the other parties and to obtain such parties' consent but has been unable to do so in a timely manner.

     7.10 Proxy Statement; Registration Statements.

         (a) T Cell, Acquisition Sub, and VRI shall prepare and file with the SEC (with appropriate requests for confidential treatment, unless the parties hereto otherwise agree) under the Exchange Act, a joint proxy statement/prospectus and forms of proxies (such joint proxy statement/prospectus and forms of proxy, together with any amendments to supplements thereto, the "Proxy Statement") relating to the stockholder meetings of each of VRI and T Cell and the vote of the stockholders of VRI and T Cell with respect to the transactions contemplated by this Agreement. Promptly after clearance by the SEC of the Proxy Statement, T Cell shall prepare and thereafter file with the SEC under the Securities Act a registration statement on Form S-4 (such registration statement, together with any amendments or supplements thereto, the "Form S-4"), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of (a) the shares of T Cell Common Stock (i) to be issued to the stockholders of VRI in the Merger and (ii) issuable upon exercise of the T Cell Warrants and (b) the T Cell Warrants (such shares of T Cell Common Stock and T Cell Warrants being referred to herein collectively as the "Registered Securities") and the associated Preferred Stock Rights. Either as part of or separately from, but as soon as practicable and in any event no later than the filing of the Form S-4, T Cell shall prepare and file with the SEC under the Securities Act the New Warrants Shelf and the Old Warrants Shelf. T Cell and VRI will cause the Proxy Statement and the Form S-4, and T Cell will cause the New Warrants Shelf and the Old Warrants Shelf to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of T Cell, on the one hand, and VRI, on the other hand, shall furnish all information about itself and its business and operations and all necessary financial information to the other as the other may reasonably request in connection with the preparation of the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf. T Cell shall use its reasonable best efforts, and VRI will cooperate with it, to have the Form S-4, the New Warrants Shelf and the Old Warrants Shelf declared effective by the SEC as promptly as practicable (including clearing the Proxy Statement with the SEC). Each of T Cell and VRI agrees promptly to correct any information provided by it for use in the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf if and to the extent that such information shall have become false or misleading in any material respect, and each of the parties hereto further agrees to take all steps necessary to amend or supplement the Proxy Statement and, in the case of T Cell, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf, and to cause, the Proxy Statement and, in the case of T Cell, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf, as so amended or supplemented to be filed with the SEC and to be disseminated, in each case as and to the extent required by applicable federal, and state securities laws and the DGCL. Each of T Cell and VRI agrees that the information provided by it for inclusion in the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf and each amendment or supplement thereto, at the time of mailing of the Proxy Statement or effectiveness of the Form S-4, New Warrants Shelf or Old Warrants Shelf, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of T Cell and VRI will advise the other parties, and deliver copies (if any) to them, promptly after receipt thereof, of (i) any request by or correspondence or communication from the SEC with respect to the Proxy Statement, the Form S-4, the New Warrants Shelf and the Old Warrants Shelf, (ii) any responses thereto and (iii) notice of the time when the Form S-4, the New Warrants Shelf and the Old Warrants Shelf have become effective or any supplement or amendment has been filed, the issuance of any stop order, and the suspension of the qualification of the Registered Securities for offering or sale in any jurisdiction.

         (b) Upon reasonable notice from the other, T Cell and VRI shall use their respective reasonable best efforts to cause Price Waterhouse LLP and Richard A. Eisner & Company LLP, respectively, to deliver to VRI or T Cell, as the case may be, a letter, dated within two business days of the Effective Date of the S-4 Registration Statement, covering such matters as are requested by VRI or T Cell, as the case may be, and as are customarily addressed in accountant's "comfort" letters.

     7.11 Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may reasonably be required to effect the Merger and the transactions contemplated by this Agreement.

     7.12 Affiliates of VRI.

         (a) At least 10 days prior to the Closing Date, VRI shall deliver to T Cell a list of names and addresses of any persons in addition to the Principal Stockholders who, in VRI's reasonable judgment, at the time the Merger is submitted for a vote to the VRI stockholders, will be "affiliates" (each such person, an "Affiliate") of VRI within the meaning of Rule 145. VRI shall provide T Cell such documents and information as T Cell shall reasonably request for purposes of reviewing such list. VRI shall use its reasonable best efforts to deliver or cause to be delivered to T Cell and Acquisition Sub, prior to the Closing Date, from each of the Affiliates of VRI identified in the foregoing list, an affiliate letter reasonably satisfactory to T Cell and its counsel confirming that the affiliate will not offer, sell, pledge, or otherwise transfer any shares of T Cell Common Stock (including shares of T Cell Common Stock issuable upon exercise of the T Cell Warrants) or any T Cell Warrant except in compliance with the requirements of the Securities Act.

         (b) T Cell and Acquisition Sub shall each file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the SEC thereunder, and shall use their best efforts to take such further action as any Affiliate of VRI may reasonably request, all to the extent required from time to time to enable such Affiliate to sell shares of T Cell Common Stock received by such Affiliate in the Merger without registration under the Securities Act pursuant to (i) Rule 145(d)(1) or (ii) any successor rule or regulation hereafter adopted by the SEC.

         (c) As soon a practicable, and in any event not later than the filing of the Form S-4 (as defined in Section 7.10 herein), T Cell shall use its reasonable best efforts to prepare and cause to be filed a registration statement on Form S-3 (the "Resale Shelf") covering the resale on a continuous basis under Rule 415 under the Securities Act by Affiliates of VRI, including distributees of any such Affiliates which are partnerships, of (i) shares of T Cell Common Stock issued to such Affiliates in the Merger, (ii) T Cell Warrants issued to such Affiliates in the Merger and (iii) shares of T Cell Common Stock issuable to such Affiliates upon exercise of the T Cell Warrants. T Cell shall use its reasonable best efforts to have the Resale Shelf declared effective by the SEC on or before the Effective Time or as soon as practicable thereafter and to keep such Resale Shelf effective until the later of (x) the second anniversary of the Effective Date, or (y) such time as all of the shares of T Cell Common Stock and T Cell Warrants covered thereby may be sold pursuant to Rule 144(k) under The Securities Act. T Cell shall be entitled to elect that the Resale Shelf not be usable and require each person seeking to sell any shares of T Cell Common Stock or T Cell Warrants pursuant to the Resale Shelf to suspend sales or purchases pursuant to any prospectus contained therein, for a reasonable period of time, but not in excess of 30 days (a "Blackout Period"), if T Cell determines in good faith that the sale of such securities (or the use of the Resale Shelf or any related prospectus) would interfere with any pending materials acquisition, material corporate reorganization, material financing or any other material corporate development involving T Cell or any of its subsidiaries or would require premature disclosure thereof. T Cell agrees to use its reasonable best efforts to lift such suspension as soon as practicable after the commencement of a Blackout Period. T Cell shall promptly give each person seeking to sell or purchase securities pursuant to the Resale Shelf written notice of such determination and an approximation of the anticipated delay; provided however, that the aggregate number of days included in all Blackout Periods during any consecutive 12 months shall not exceed 90 days. The Resale Shelf may be combined with the Form S-4, the New Warrants Shelf or the Old Warrants Shelf at the option of T Cell with the advice of counsel.

     7.13 Expenses. Subject to the provisions of Section 9.3, all costs and expenses incurred in connection with this Agreement, the Merger and the Proxy Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that (a) the filing fees in connection with the filing of the Proxy Statement and the Form S-4 with the SEC, (b) the filing fee in connection with the listing of the shares of T Cell Common Stock on the Nasdaq National Market, if any, (c) the expenses incurred for printing the Form S-4 and the Proxy Statement, (d) the filing fee(s) in connection with the filing(s), if any, under the HSR Act, and (e) the expenses incurred, if any, in connection with Section 7.16, shall be shared equally by VRI, on the one hand, and T Cell, on the other hand. Subject to the provisions of Section 9.3, all costs and expenses for professional services rendered in connection with the transactions contemplated by this Agreement including, but not limited to, investment banking and legal services, will be paid by each party incurring such costs and expenses.

     7.14 Indemnification.

         (a) The Surviving Corporation Certificate and the Surviving Corporation By-Laws contain provisions with respect to indemnification, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or before the Effective Time were directors, officers, employees or agents of VRI, unless such modification is required by law.

         (b) VRI shall, to the fullest extent permitted under the VRI Certificate or VRI By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, T Cell and the Surviving Corporation shall, to the fullest extent permitted under the Surviving Corporation Certificate or the Surviving Corporation By-Laws, indemnify and hold harmless, each present and former director, officer or employee of VRI (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (i) arising out of or pertaining to the transactions contemplated by this Agreement or (ii) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the VRI Certificate or the VRI By-Laws or any applicable contract or agreement as in effect on the date hereof, in each case for a period of ten years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (x) VRI, T Cell and the Surviving Corporation after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law,
(y) at its election, VRI, T Cell and the Surviving Corporation after the Effective Time, shall be entitled to control the defense of any claim, suit, proceeding or investigation, provided that VRI, T Cell or the Surviving Corporation shall acknowledge liability to the Indemnified Party for such claim, suit, proceeding or investigation under this Section 7.14, and, to the extent VRI, T Cell or the Surviving Corporation so elects, it may select the counsel for such purpose (provided that such counsel shall be reasonably satisfactory to the Indemnified Party and that the Indemnified Party shall have the right to employ separate counsel, but the fees and expenses of such counsel shall be at the Indemnified Party's expense unless in such claim or action there is, under applicable standards of professional conduct, a conflict between the positions of VRI, T Cell, or the Surviving Corporation, as the case may be, and the Indemnified Party, or between the Indemnified Party and other Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties, in which case if the Indemnified Party notifies VRI, T Cell or the Surviving Corporation, as the case may be, VRI, T Cell or the Surviving Corporation, as the case may be, shall not have the right to assume such defense of such action on behalf of the Indemnified Party; provided, however, that VRI, T Cell or the Surviving Corporation, as the case may be, shall not be required to pay the fees and expenses of more than one separate counsel for all Indemnified Parties unless there is under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties). Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such claim, action, suit, proceeding or investigation, shall notify VRI, and after the Effective Time, T Cell and the Surviving Corporation, thereof, provided that the failure to so notify shall not affect the obligations of VRI, T Cell or the Surviving Corporation except to the extent such failure to notify materially prejudices such party; and (z) the Indemnified Parties, T Cell and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither T Cell nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld) and neither T Cell or the Surviving Corporation shall enter into a settlement without the consent of the Indemnified Party unless such settlement contains complete exoneration of the Indemnified Party; and provided; further, that in the event that any claim or claims for indemnification are asserted or made within such ten-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.

         (c) At or prior to the Effective Time, T Cell shall purchase or keep in effect directors' and officers' liability insurance coverage for VRI's directors and officers in a form reasonably acceptable to VRI which shall provide such directors and officers with so-called tail or other coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not substantially less favorable to the insured persons than, the directors' and officers' liability insurance coverage presently maintained by VRI.

         (d) This Section 7.14 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties (as contemplated by Section 10.3) and shall be binding on all successors and assigns of T Cell and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.14. The provisions for indemnification contained in this Section 7.14 are not intended to be exclusive and are without prejudice to any other rights to indemnification or advancement of funds which any Indemnified Party may otherwise have.

         (e) In the event T Cell, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of T Cell or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 7.14.

     7.15 Acknowledgment of Receipt of Information. T Cell and VRI each acknowledge receipt of the documents and other information which the other has represented herein as having been delivered in connection with this agreement.

ARTICLE 8. CONDITIONS

     8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part by the parties hereto, to the extent permitted by applicable law:

         (a) Stockholder Approvals. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of VRI and the issuance of the T Cell Common Stock and the T Cell Warrants in the Merger pursuant to this Agreement shall have been approved by the requisite vote of the stockholders of T Cell.

         (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any law enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

         (c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of T Cell or VRI, threatened by the SEC.

         (d) Listing. T Cell shall have obtained the approval for the listing of the shares of the T Cell Common Stock and the Warrant Shares issuable in the Merger or upon exercise of the T Cell Warrants on the Nasdaq National Market, subject to official notice of issuance.

         (e) Composition of Board of Directors. The Board of Directors of T Cell shall have been fixed in the manner provided in Section 7.5 and shall consist of the directors named therein.

         (f) Relative Value of T Cell Warrants. T Cell shall have received from Lehman and VRI shall have received from H&Q an analysis to the effect that based on standard valuation methodologies and reasonable assumptions the value of the T Cell Warrants to be issued to holders of VRI Common Stock in the Merger does not exceed 20% of the total value of the Merger Consideration, provided that in the event Lehman and H&Q are not prepared to deliver such analyses, this condition shall be deemed to have been satisfied if the Merger is restructured into a Direct Acquisition pursuant to Section 10.3(b), it being agreed that such restructuring can be triggered by Acquisition Sub or VRI after the expiration of the Election Period (as defined in Section 10.3(b)) if necessary to allow Hale and Dorr LLP and Goodwin, Procter & Hoar LLP to issue the opinions described in Sections 8.2(g) and 8.3(f).

         (g) HSR Act. The waiting period applicable to consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

     8.2 Conditions to Obligations of VRI to Effect the Merger. The obligation of VRI to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by VRI:

         (a) Representations and Warranties. Each of the representations and warranties of T Cell contained in this Agreement shall have been true and correct when made and shall be true and correct as though made on and as of the Closing Date except (i) for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date or (ii) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a T Cell Material Adverse Effect.

         (b) Performance of Obligations. T Cell and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by T Cell or Acquisition Sub, at or prior to the Closing.

         (c) Certificate from Officers. Each of T Cell and Acquisition Sub shall have delivered to VRI a certificate of its respective President or Chief Financial Officer dated the Closing Date to the effect that the statements set forth in paragraphs (a), (b) and (e) of this Section 8.2 with respect to T Cell and Acquisition Sub, as the case may be, are true and correct.

         (d) Consents, Approvals, etc. All consents, authorizations, orders and approvals of or filings or registrations with any governmental commissions, boards, other regulatory bodies or third parties required to be made or obtained by T Cell including, but not limited to, third party consents under assignment or change of control provisions, in connection with the execution, delivery and performance of this Agreement and the Merger shall have been obtained or made except where the failure to have obtained such consents, authorizations, orders or approvals or to have made such filings or registrations would not, individually or in the aggregate, reasonably be expected to have a T Cell Material Adverse Effect.

         (e) Absence of Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any changes concerning T Cell that, when combined with all other changes, have had or would reasonably be expected likely to have a T Cell Material Adverse Effect.

         (f) Employment Agreement. The Employee Agreement between J. Barrie Ward and T Cell shall be effective in accordance with its terms.

         (g) Tax Opinion. VRI shall have received a written opinion from Hale and Dorr LLP, in form and substance reasonably satisfactory to VRI, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code.

     8.3 Conditions to Obligation of T Cell and Acquisition Sub to Effect the Merger. The obligations of T Cell and Acquisition Sub to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by T Cell and Acquisition Sub:

         (a) Representations and Warranties. Each of the representations and warranties of VRI contained in this Agreement shall have been true and correct when made and shall be true and correct as though made on and as of the Closing Date except (i) for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date or (ii) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a VRI Material Adverse Effect.

         (b) Performance of Obligations. VRI shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by VRI, at or prior to the Closing.

         (c) Absence of Changes. From the date of this Agreement through the Closing Date, there shall not have occurred any changes concerning VRI that, when combined with all other changes, have had or would reasonably be expected to have a VRI Material Adverse Effect.

         (d) Certificate from Officers. VRI shall have delivered to T Cell and Acquisition Sub a certificate of the President and the Chief Financial Officer of VRI dated the Closing Date to the effect that the statements set forth in paragraphs (a), (b) and (c) above of this Section 8.3 are true and correct.

         (e) Consents, Approvals, Etc. All consents, authorizations, orders and approvals of or filings or registrations with any governmental commissions, boards, other regulatory bodies or third parties required to be made or obtained by VRI including, but not limited to, third party consents under assignment or change of control provisions, in connection with the execution, delivery and performance of this Agreement and the Merger shall have been obtained or made except where the failure to have obtained such consents, authorizations, orders or approvals or to have made such filings or registrations would not, individually or in the aggregate, reasonably be expected to have a VRI Material Adverse Effect. (f) Tax Opinion. T Cell shall have received a written opinion from Goodwin, Procter & Hoar LLP, in form and substance reasonably satisfactory to T Cell, to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368 of the Code.

ARTICLE 9. TERMINATION; AMENDMENT; WAIVER

     9.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of VRI or T Cell:

         (a) by mutual written consent of T Cell and VRI;

         (b) by either T Cell or VRI, if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, provided that the party seeking to terminate shall have used its reasonable best efforts to appeal such order, decree, ruling or other action;

         (c) by either T Cell or VRI, if the Merger shall not have been consummated on or before October 31, 1998 (the "Drop Dead Date") (other than due to the failure of the party seeking to terminate this Agreement to perform any of its material obligations under this Agreement required to be performed at or prior to the Effective Time); provided, however, that if the Proxy Statement is not mailed to stockholders of VRI and T Cell on or before September 15, 1998, then the Drop Dead Date shall automatically be extended to November 30, 1998);

         (d) by T Cell, if VRI shall have (i) withdrawn, modified or amended in any respect adverse to T Cell or Acquisition Sub its approval or recommendation to the stockholders of VRI for adoption of this Agreement and approval of the Merger, (ii) failed to include such recommendation in the Proxy Statement, (iii) recommended any Acquisition Proposal from a person other than T Cell or Acquisition Sub, (iv) publicly expressed no opinion and remained neutral toward any Acquisition Proposal, or (v) resolved or agreed to do any of the foregoing, provided that in any such case, VRI shall pay T Cell the Termination Fee (as hereinafter defined) in accordance with Section 9.3(a);

         (e) by VRI, if, notwithstanding the provisions of Section 7.1, the Board of Directors of VRI determines in good faith, after consultation with and based on the advice of VRI Legal Counsel, that such action is necessary in order for the Board of Directors of VRI to comply with the directors' fiduciary duties to stockholders under applicable law and the Board of Directors of VRI authorizes or desires to authorize VRI to execute an agreement (a "Superior Proposal Agreement") providing for a Superior Proposal (as hereinafter defined), provided that VRI has, immediately prior to the termination of this Agreement and/or the execution of such Superior Proposal Agreement, paid the Termination Fee in accordance with 9.3(a). For purposes of this Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal, the terms of which the Board of Directors of VRI determines in its good faith judgment, after being advised by H&Q or another financial advisor of national standing, that such Acquisition Proposal is more favorable from a financial point of view to VRI's stockholders than the Merger;

         (f) by VRI, if T Cell or Acquisition Sub has failed to perform in any material respect any of its obligations required to be performed by them under this Agreement and such failure continues for more than 30 days after notice thereof unless failure to so perform has been caused by or results from a breach of this Agreement by VRI;

         (g) by T Cell, if VRI shall have failed to perform in any material respect any of its obligations required to be performed by it under this Agreement and such failure continues for more than 30 days after notice unless failure to so perform has been caused by or results from a breach of this Agreement by T Cell or Acquisition Sub;

         (h) by VRI, if T Cell shall have (i) withdrawn, modified or amended in any respect adverse to VRI its approval or recommendation to the stockholders of T Cell for approval of the issuance of T Cell Common Stock and T Cell Warrants in the Merger pursuant to this Agreement, or (ii) failed to include such recommendation in the Proxy Statement, provided that in such case T Cell shall pay VRI its out-of-pocket expenses in accordance with Section 9.3(b).

     9.2 Effect of Termination. In the event of termination of this Agreement by either VRI or T Cell as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of T Cell, Acquisition Sub or VRI, other than the provisions of Section 7.8(b), this Section 9.2, Sections 7.14, 9.3 and 10.4. Nothing contained in this Section
9.2 shall relieve any party of liability for any willful breach of the representations, warranties, covenants or agreements set forth in this Agreement or any of the Proxy Agreements that occurs prior to such termination.

     9.3 Termination Fees and Expenses.

         (a) As a condition to the willingness of T Cell and Acquisition Sub to enter into this Agreement and to compensate T Cell and Acquisition Sub for entering into this Agreement, taking action to consummate the transactions hereunder and thereunder and incurring the costs and expense related thereto, T Cell, Acquisition Sub and VRI agree that in the event VRI terminates this Agreement pursuant to Section 9.1(e), or T Cell or Acquisition Sub terminates this Agreement pursuant to Section 9.1(d), VRI shall immediately pay T Cell an amount (the "Termination Fee") in cash (payable by wire transfer of immediately available funds to an account designated by T Cell) equal to the sum of (i) $2,750,000, plus (ii) all documented reasonable out-of-pocket expenses actually incurred by T Cell and Acquisition Sub prior to such termination in connection with the negotiation and preparation of this Agreement and the transactions, consents and filings contemplated hereby and thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses, and expenses incurred by T Cell and Acquisition Sub in connection with the Proxy Statement, the Form S-4, the New Warrants Shelf, the Old Warrants Shelf and the Resale Shelf; provided, however, that the aggregate amount of expenses required to be reimbursed by VRI pursuant to this Section 9.3(a) shall not exceed $600,000.

         (b) In the event that VRI terminates this Agreement pursuant to Section 9.3(h), T Cell shall immediately pay VRI an amount in cash equal to VRI's documented reasonable out-of-pocket fees and expenses actually incurred by it prior to such termination in connection with the negotiation and preparation of this Agreement and the transactions, consents and filings contemplated hereby and thereby, including, but not limited to, all attorneys' and accountants' fees and expenses, filing fees, printing expenses and expenses incurred by VRI in connection with the Proxy Statement; provided, however, that the aggregate amount of expenses required to be reimbursed by T Cell pursuant to this Section 9.3(b) shall not exceed $600,000.

     9.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first sentence of Section 10.5, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE 10. GENERAL PROVISIONS

     10.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided, however, that the agreements contained in Article 4, Sections 7.4, 7.11, 7.12, 7.13, 7.14 and this Article 10 shall survive the Merger.

     10.2 Notices. Any notice required to be given hereunder shall be in writing and shall be sent by facsimile transmission and confirmed by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid) and addressed as follows:

         If to T Cell or Acquisition Sub:
         --------------------------------

                    T Cell Sciences, Inc.
                    119 Fourth Avenue
                    Needham, MA 02194
                    Attention: Una S. Ryan, Ph.D.
                    President and CEO
                    Fax: (781) 433-3191

               With copies to:

                    Goodwin, Procter & Hoar  LLP
                    Exchange Place
                    Boston, MA  02109
                    Attention:      Stuart M. Cable, Esq.
                    Fax:  (617) 523-1231

         If to VRI:
         ----------

                    Virus Research Institute, Inc.
                    61 Moulton Street
                    Cambridge, MA 02138
                    Attention: J. Barrie Ward
                    Chairman and CEO
                    Fax: (617) 576-2605

               With copies to:

                    Hale and Dorr LLP
                    60 State Street
                    Boston, MA  02109
                    Attention:  David E. Redlick, Esq.
                    Fax:  (617) 526-5000

     or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so delivered.

     10.3 Assignment; Binding Effect; Benefit.

         (a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Article 4 and Sections 7.4, 7.11, 7.12, 7.13 and 7.14 (including for the benefit of the Indemnified Parties), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         (b) Notwithstanding any contrary provision of this Agreement at the election of Acquisition Sub made not later than the 30th day after the date hereof (the "Election Period"), which election can be made by Acquisition Sub in its sole discretion, Acquisition Sub may assign all of its rights and obligations under this Agreement to T Cell, whereby T Cell will assume all such obligations and the Merger shall mean the merger of VRI with and into T Cell, as the Surviving Corporation, (a "Direct Acquisition") in which event, upon the effective time of the Direct Acquisition, the separate corporate existence of VRI shall cease and the charter, bylaws, directors and officers of T Cell shall be the charter, bylaws, directors and officers of the Surviving Corporation as provided by the terms of this Agreement. If Acquisition Sub and T Cell elect to restructure the Merger into a Direct Acquisition, T Cell and VRI shall cooperate in good faith to make all amendments to this Agreement reasonably necessary to preserve to the greatest extent reasonably possible the substantive rights of all parties hereunder in spite of the change in structure and to allow the consummation of the

Direct Acquisition with the minimum disruption to the businesses and operations of each of T Cell and VRI.

     10.4 Entire Agreement. This Agreement, the Exhibits, the VRI Disclosure Letter and the T Cell Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto, except that the Confidential Disclosure Agreement shall remain in effect and shall be binding upon the parties hereto and thereto in accordance with its respective terms; provided, however, to the extent, any of the terms of the Confidential Disclosure Agreement are inconsistent with this Agreement, this Agreement shall be controlling. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

     10.5 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective boards of directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of VRI and T Cell, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. VRI, T Cell and Acquisition Sub hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States of America located in the Commonwealth of Massachusetts (the "Massachusetts Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Massachusetts Courts and agree not to plead or claim in any Massachusetts Court that such litigation brought therein has been brought in any inconvenient forum.

     10.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

     10.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

     10.9 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     10.11 Incorporation. The VRI Disclosure Letter and the T Cell Disclosure Letter and all Exhibits and Schedules attached hereto and thereto and referred to herein and therein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

     10.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Massachusetts Court, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.

     10.14 Certain Definitions.

         (a) As used in this Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, any unincorporated organization or any other entity.

         (b) As used in this Agreement, the word "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

         (c) As used in this Agreement, the phrase "transactions contemplated by this Agreement" shall include without limitation, each act and transaction to be performed or completed under this Agreement or any of the Proxy Agreements by any party hereto or thereto.

         (d) References to a party's "knowledge" in this Agreement means the actual knowledge of the directors and officers of that party who are required to file reports under Section 16(a) of the Exchange Act.

                {Signature Page to Agreement and Plan of Merger}


     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.


ATTEST:                                      T CELL SCIENCES, INC.



By:  /s/ Norman W. Gorin                     By: /s/ Una S. Ryan
    -------------------------------              -------------------------------
    Name: Norman W. Gorin                        Name: Una S. Ryan
    Title: Vice President and Chief              Title: President and CEO
           Financial Officer


ATTEST:                                      TC MERGER CORP.



By:  /s/ Norman W. Gorin                     By: /s/ Una S. Ryan
     ------------------------------              -------------------------------
     Name: Norman W. Gorin                       Name: Una S. Ryan
     Title: Vice President and                   Title: President and CEO
            Chief Financial Officer


ATTEST:                                      VIRUS RESEARCH INSTITUTE, INC.



By: /s/ William A. Packer                    By: /s/ J. Barrie Ward
    -------------------------------              -------------------------------
    Name: William A. Packer                      Name: J. Barrie Ward
    Title: President and Chief                   Title: Chairman and Chief
           Financial Officer                            Executive Officer

                         EXHIBIT A (to Merger Agreement)

                             Principal Stockholders

                                              Number of Shares of
                                                      VRI
       Name and Address                        Common Stock Held
       ----------------                        -----------------
HEALTHCARE VENTURES II, L.P.                       1,324,975
1 Kendall Square
Cambridge, MA 02138

HEALTHCARE VENTURES III, L.P.                      1,131,595
1 Kendall Square
Cambridge, MA 02138

HEALTHCARE VENTURES IV, L.P.                         332,306
1 Kendall Square
Cambridge, MA 02138

AXIOM VENTURE PARTNERS, L.P.                         229,644
City Place II
185 Asylum Street, 17th Floor
Hartford, CT 06103

J. Barrie Ward
c/o Virus Research Institute, Inc.                   23,080
61 Moulton Street
Cambridge, MA 02138

William A. Packer                                    65,000
c/o Virus Research Institute, Inc.
61 Moulton Street
Cambridge, MA 02138

John W. Littlechild
HealthCare Ventures                                     0
1 Kendall Square
Cambridge, MA 02138

Alan M. Mendelson                                       0
c/o Axiom Venture Partners, L.P.
City Place II
185 Asylum Street, 17th Floor
Hartford, CT 06103

                         EXHIBIT B (to Merger Agreement)

================================================================================














                    COMMON STOCK PURCHASE WARRANT PROVISIONS


















================================================================================

                                             TABLE OF CONTENTS

                                                                            Page
ARTICLE I
    WARRANT CERTIFICATES ....................................................  1
    Section 1.1  Form of Warrant Certificates ...............................  1
    Section 1.2  Execution of Warrant Certificates ..........................  1
    Section 1.3  Registration of Warrant Certificates .......................  2
    Section 1.4  Exchange and Transfer of Warrant Certificates ..............  2
    Section 1.5  Lost, Stolen, Mutilated or Destroyed Warrant Certificates ..  2
    Section 1.6  Cancellation of Warrant Certificates .......................  2

ARTICLE II
    WARRANT EXERCISE PRICE AND EXERCISE OF WARRANTS .......................... 3
    Section 2.1  Exercise Price .............................................. 3
    Section 2.2  Reservation of Common Stock ................................. 3
    Section 2.3  Exercise of Warrants ........................................ 3
    Section 2.4  Issuance of Common Stock .................................... 3
    Section 2.5  Certificates for Unexercised Warrants ....................... 4
    Section 2.6  Registration of Warrant Shares .............................. 4
    Section 2.7  No Impairment ............................................... 4

ARTICLE III
    ADJUSTMENTS AND NOTICE PROVISIONS ........................................ 4
    Section 3.1  Adjustment of Exercise Price ................................ 4
    Section 3.2  No Adjustments to Exercise Price ............................ 7
    Section 3.3  Adjustment of Number of Shares .............................. 7
    Section 3.4  Reorganizations ............................................. 7
    Section 3.5  Notice of Certain Actions ................................... 8
    Section 3.6  Certificate of Adjustments .................................. 9
    Section 3.7  Warrant Certificate Amendments .............................. 9
    Section 3.8  Fractional Shares ........................................... 9
    Section 3.9  Liquidating Dividends ....................................... 9

ARTICLE IV
    MISCELLANEOUS ........................................................... 10
    Section 4.1  Changes to Agreement ....................................... 10
    Section 4.2  Assignment ................................................. 10
    Section 4.3  Successor to Company ....................................... 10
    Section 4.4  Notices .................................................... 10
    Section 4.5  Defects in Notice .......................................... 11
    Section 4.6  Governing Law .............................................. 11
    Section 4.7  Standing ................................................... 11
    Section 4.8  Headings ................................................... 11


                                       (i)



                                                                            Page

    Section 4.9  Counterparts ............................................... 11
    Section 4.10 Availability of the Agreement .............................. 12
    Section 4.11 Entire Agreement ........................................... 12
Signature pages ............................................................. 12

Exhibit A - Form of Common Stock Purchase Warrant Certificate .............. A-1


                                      (ii)

                              T CELL SCIENCES, INC.

     THESE COMMON STOCK PURCHASE WARRANT PROVISIONS (this "Agreement"), relate to certain Warrants (as defined below) to be issued by T Cell Sciences, Inc., a corporation organized under the laws of Delaware (the "Company"), pursuant to the Merger Agreement (as defined below).


                              W I T N E S S E T H:

     WHEREAS, the Company and Virus Research Institute, Inc., a corporation organized under the laws of Delaware ("VRI"), have entered into an Agreement and Plan of Merger dated as of May 12, 1998 (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of the Company will merge with and into VRI, with VRI as the surviving entity; and

     WHEREAS, the Merger Agreement provides that the Company will issue to the stockholders of VRI shares of the Company's common stock, par value $.001 per share ("Common Stock"), and warrants (each, a "Warrant", and collectively, the "Warrants") to purchase shares of Common Stock (the Common Stock issuable upon exercise of the Warrants being referred to herein as the "Warrant Shares") as consideration, subject to the terms and conditions of the Merger Agreement and this Agreement;

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto agree as follows:

                                    ARTICLE I

                              WARRANT CERTIFICATES

     Section 1.1 Form of Warrant Certificates. The warrant certificates representing the Warrants issued under this Agreement (the "Warrant Certificates") shall be issued in registered form only and, together with the form of the election to purchase (the "Election to Purchase") and assignment to be attached thereto, shall be substantially in the form of Exhibit A attached hereto and, in addition, may have such letters, numbers or other marks of identification or designation and such legends, summaries, or endorsements stamped, printed, lithographed or engraved thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as, in any particular case, may be required in the opinion of counsel for the Company, to comply with any law or with any rule or regulation of any regulatory authority or agency, or to conform to customary usage.

     Section 1.2 Execution of Warrant Certificates. The Warrant Certificates shall be executed on behalf of the Company by its President and Chief Executive Officer and attested to by its Treasurer, either manually or by facsimile signature printed thereon. In the event that any authorized officer of the Company who shall have signed any of the Warrant Certificates shall cease to be an officer of the Company either before or after delivery of such Warrant Certificates by the Company, the signature of such person on such Warrant Certificates shall be valid nevertheless and such Warrant Certificates may be issued and delivered to those persons entitled to receive the Warrants represented thereby with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be an officer of the Company.

     Section 1.3 Registration of Warrant Certificates. The Company shall number and register the Warrant Certificates in a warrant register maintained by the Company. The Company may deem and treat the registered holder(s) of the Warrant Certificates (the "Holders") as the absolute owner(s) thereof for all purposes.

     Section 1.4 Exchange and Transfer of Warrant Certificates. The Warrants (and any Warrant Shares issued upon exercise of the Warrants) shall bear such restrictive legend or legends as may be required by law or by this Agreement and shall be transferable only in accordance with the terms of this Agreement.

     The Company shall from time to time register the transfer of any outstanding Warrant Certificates in the warrant register upon surrender thereof accompanied by a written instrument or instruments of transfer in form reasonably satisfactory to the Company duly executed by the Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Upon any such registration of transfer, the Company shall issue as promptly as practicable and in any event within three (3) business days after receipt of such notice of transfer a new Warrant Certificate to the transferee(s).

     Warrant Certificates and all rights thereunder may be exchanged, in whole or in part, at the option of the Holder(s) thereof when surrendered to the Company at the address set forth in Section 4.5 hereof for another Warrant Certificate or Warrant Certificates of like tenor and representing the right to purchase in the aggregate a like number of Warrant Shares; provided that the Company shall not be required to issue any Warrant Certificate representing any fractional Warrant Shares.

     The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, issuance and delivery of new Warrant Certificates, including, without limitation, any transfer or stamp taxes.

     Section 1.5 Lost, Stolen, Mutilated or Destroyed Warrant Certificates. If any Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company shall issue, execute and deliver, in exchange and substitution for and upon cancellation of such mutilated Warrant Certificate, or in lieu of or in substitution for such lost, stolen or destroyed Warrant Certificate, a new Warrant Certificate representing the right to purchase an equivalent number of Warrant Shares. If required by the Company, the Holder of the lost, stolen or destroyed Warrant Certificate must agree to indemnify and protect the Company from any loss which it may suffer if the Warrant Certificate is replaced. Any new Warrant Certificate shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant Certificate shall be at any time enforceable by anyone.

     Section 1.6 Cancellation of Warrant Certificates. Any Warrant Certificate surrendered upon the exercise of Warrants or for exchange or transfer, or purchased or otherwise acquired by the Company, shall be canceled and shall not be reissued by the Company; and, except as provided in Section 2.5 with respect to the exercise of less than all of the Warrants evidenced by a Warrant Certificate or in Section 1.4 with respect to an exchange or transfer, no Warrant Certificate shall be issued hereunder in lieu of such canceled Warrant Certificate. Any Warrant Certificate so canceled shall be destroyed by the Company.

                                   ARTICLE II

                 WARRANT EXERCISE PRICE AND EXERCISE OF WARRANTS

     Section 2.1 Exercise Price. Each Warrant Certificate shall, when duly issued by the Company, entitle the Holder thereof to purchase from the Company, subject to the terms and conditions of this Agreement, the number of fully paid and nonassessable Warrant Shares evidenced thereby at a purchase price of Six Dollars and no/cents ($6.00) per share (the "Exercise Price") or such adjusted purchase price as may be established from time to time pursuant to the provisions of Article III hereof, payable in full in accordance with Section 2.3, at the time of exercise of the Warrant. Except as the context otherwise requires, the term "Exercise Price" as used in this Agreement shall mean the purchase price of one share of Common Stock, reflecting all appropriate adjustments made in accordance with the provisions of Article III hereof.

     Section 2.2 Reservation of Common Stock. The Company shall at all times reserve and keep available, free from preemptive rights, for issuance upon the exercise of Warrants, the maximum number of its authorized but unissued shares of Common Stock which may then be issuable upon the exercise in full of all outstanding Warrants. If the Common Stock is listed on any national securities exchange or quoted on Nasdaq at the time of any issuance of Warrant Shares, then such maximum number of shares of Common Stock shall be approved for listing or quotation, the case may be, subject to notice of issuance if applicable.

     Section 2.3 Exercise of Warrants.

         (a) Procedure. The Warrants may be exercised prior to the Expiration Date (as hereinafter defined) at the Exercise Price at any time following the date hereof. The Warrants shall expire at 5:00 p.m., New York City time, on [__________ __, 2003] [FIFTH ANNIVERSARY OF CLOSING DATE] (the "Expiration Date"). The Warrants may be exercised by surrendering the Warrant Certificates representing such Warrants to the Company at its address set forth in Section 4.5, together with the Election to Purchase duly completed and executed, accompanied by payment in full, as set forth below, to the Company of the Exercise Price for each Warrant Share in respect of which such Warrants are being exercised. Such Exercise Price shall be paid in full by cash or a certified check or a wire transfer in same day funds in an amount equal to the Exercise Price multiplied by the number of Warrant Shares then being purchased.

     Section 2.4 Issuance of Common Stock. As promptly as practicable after the Date of Exercise of any Warrants and in any event within three (3) business days after receipt of the Election to Purchase, the Company shall issue, or cause its transfer agent to issue, a certificate or certificates for the number of non-fractional Warrant Shares (the "Common Stock Certificate"), registered in accordance with the instructions set forth in the Election to Purchase, together with cash for fractional Warrant Shares exercised as provided in Section 3.9. All Warrant Shares issued upon the exercise of any Warrants shall be validly authorized and issued, fully paid, non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests in respect of the issuance thereof. Each person in whose name any such Common Stock Certificate is issued shall be deemed for all purposes to have become the holder of record of the Common Stock represented thereby on the Date of Exercise of the Warrants resulting in the issuance of such shares, irrespective of the date of issuance or delivery of such Common Stock Certificate. The Company shall pay all expenses, taxes and other charges payable in connection with the preparation, issuance and delivery of new Common Stock Certificates, including, without limitation, any transfer or stamp taxes. Upon exercise of the Warrant, the Holder shall also receive, in addition to the Warrant Shares, the associated rights to purchase shares of the Company's Class C-1 Junior Participating Cumulative Preferred Stock, par value $.01 per share (the "Preferred Stock Rights"), pursuant to the Rights Agreement dated November 10, 1994 between the Company and State Street Bank and Trust Company, as Rights Agent, if then in effect.

     Section 2.5 Certificates for Unexercised Warrants. In the event that, prior to the Expiration Date, a Warrant Certificate is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise a new Warrant Certificate representing the remaining Warrant Shares shall be issued and delivered pursuant to the provisions hereof; provided that the Company shall not be required to issue any Warrant Certificate representing any fractional Warrant Shares.

     Section 2.6 Registration of Warrant Shares. The Company shall use its reasonable best efforts to make such filings and obtain such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under the Warrants, including without limitation registering under the Securities Act of 1933, as amended (the "Securities Act") the issuance of the Warrant Shares upon exercise of the Warrants and the Preferred Stock Rights and maintaining the effectiveness of the registration statement filed for such purpose.

     Section 2.7 No Impairment. The Company will not, by amendment of its charter or through reorganization consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Warrants, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders of the Warrants against impairment.

                                   ARTICLE III

                        ADJUSTMENTS AND NOTICE PROVISIONS

     Section 3.1 Adjustment of Exercise Price. Subject to the provisions of this
Article III, the Exercise Price in effect from time to time shall be subject to adjustment, as follows:

         (a) In the event that the Company shall (i) declare a dividend payable in or make a distribution on the outstanding Common Stock of additional shares of Common Stock, (ii) subdivide or reclassify the outstanding Common Stock into a greater number of shares of Common Stock, or (iii) combine or reclassify the outstanding shares of Common Stock into a fewer number of shares of Common Stock, the Exercise Price in effect immediately after the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification, as the case may be, shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately before such dividend, distribution, subdivision, combination or reclassification, and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision, combination or reclassification. Any shares of Common Stock issuable in payment of a dividend shall be deemed to have been issued immediately prior to the record date for such dividend for the purpose of calculating the number of outstanding shares of Common Stock under Sections 3.l(b), 3.l(c) and 3.2(a) hereof. Such adjustment shall be made successively whenever any event specified above shall occur.

         (b) In the event that the Company shall fix a record date for the issuance of rights, options, warrants or convertible or exchangeable securities to all holders of its Common Stock entitling them (for a period which, by its express terms, expires within forty-five (45) days after such record date) to subscribe for or purchase shares of Common Stock at a price per share less than the Fair Market Value (as defined below) of a share of Common Stock on such record date, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the maximum number of shares of Common Stock which the aggregate subscription or purchase price for the total number of shares of Common Stock so offered for subscription or purchase pursuant to such rights, options, warrants or convertible or exchangeable securities would purchase at the Fair Market Value (as defined below) per share, and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock issuable pursuant to such rights, options, warrants or convertible or exchangeable securities offered for subscription or purchase. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options, warrants or convertible or exchangeable securities are not so issued or expire unexercised, the Exercise Price then in effect shall be readjusted to the Exercise Price which would then be in effect if such unissued or unexercised rights, options, warrants or convertible or exchangeable securities had not been issuable in the first place.

         (c) In the event that the Company shall fix a record date for the making of a distribution to all holders of shares of Common Stock (i) of shares of any class of its capital stock other than Common Stock, or (ii) of evidences of its indebtedness, or (iii) of assets (excluding cash dividends or distributions and dividends or distributions referred to in Section 3.1(a)), or
(iv) of rights, options, warrants or convertible or exchangeable securities (excluding those rights, options, warrants convertible or exchangeable securities referred to Section 3.1(b)), then in each such case the Exercise Price in effect immediately thereafter shall be determined by multiplying the Exercise

Price in effect immediately prior thereto by a fraction, of which the numerator shall be the total number of shares of Common Stock outstanding on such record date multiplied by the Fair Market Value per share of Common Stock on such record date, less the aggregate Fair Market Value of said other shares of capital stock or evidences of indebtedness or assets or rights, options, warrants or convertible or exchangeable securities so distributed, and of which the denominator shall be the total number of shares of Common Stock outstanding on such record date multiplied by such Fair Market Value per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed; provided, however, that in no event shall the Exercise Price be less than zero. In the event that such distribution is not so made, or that such distribution, by its express terms, is intended to be made, and is in fact made, with respect to any Warrant Shares issued after the record date for such distribution upon exercise of Warrants, the Exercise Price then in effect shall be readjusted to (or remain as) the Exercise Price which would then be in effect if such record date had not been fixed.

              (d) As used herein:

                     (i) the term "Fair Market Value" means:

                         (x) with respect to the Common Stock, on a per share basis, the average of the daily Closing Prices (as hereinafter defined) of the Common Stock for the five
                         (5) consecutive Trading Days (as hereinafter defined) ending on the Trading Day immediately preceding a Computation Date (the "Fair Market Value Measurement Period"), or, if the Closing Price of the Common Stock cannot be determined pursuant to Section 2.3(b)(iv), the fair value thereof determined in good faith by the Company's Board of Directors as of a date which is within 15 days of the date as of which the determination is to be made; and

                         (y) with respect to any other securities or property, the fair value thereof determined in good faith by the Company's Board of Directors as of a date which is within 15 days of the date as of which the determination is to be made;

                    (ii) the term "Computation Date" means any date on which a calculation of the Fair Market Value of the Common Stock is contemplated by this Agreement;

                    (iv) the term "Closing Price" for any date shall mean the
                         last sale price reported in The Wall Street Journal regular way or, in case no such reported sale takes place on such date, the average of the last reported bid and asked prices regular way on the principal U.S. national securities exchange on which the Common Stock is admitted to trading or listed if that is the principal market for the Common Stock or, if not listed or admitted to trading on any national securities exchange or if such national securities exchange is not the principal market for the Common Stock, the last sale price as reported on The Nasdaq Stock Market, Inc.'s National Market ("Nasdaq") or its successor, if any, or if the Common Stock is not so reported, the average of the reported bid and asked prices in the over-the-counter market, as furnished by the National Quotation Bureau, Inc., or if such firm is not then engaged in the business of reporting such prices, as furnished by any similar firm then engaged in such business and reasonably selected by the Company or, if there is no such firm, as furnished by any member of the National Association of Securities Dealers, Inc. reasonably selected by the Company; and

                     (v) the term "Trading Days" with respect to the Common
                         Stock means (i) if the Common Stock is quoted on Nasdaq, or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system or (ii) if the Common Stock is listed or admitted for trading on any national securities exchange, days on which such national securities exchange is open for business.

         (e) In the event that there shall have occurred prior to the Computation Date any event described in Section 3.l(a), 3.l(b) or 3.1(c) which shall have become effective with respect to market transactions at any time (the "Market-Effect Date") within the Fair Market Value Measurement Period, the Closing Price for each Trading Day preceding the Market-Effect Date shall be adjusted, for purposes of calculating such average, by multiplying such Closing Price by a fraction, of which the numerator shall be the Exercise Price as in effect immediately prior to the Computation Date and the denominator of which shall be the Exercise Price as in effect immediately prior to the Market-Effect Date, it being understood that the purpose of this proviso is to ensure that the effect of such event on the market price of the Common Stock shall, as nearly as possible, be eliminated in order that the distortion in the calculation of the Fair Market Value per share may be minimized.

     Section 3.2 No Adjustments to Exercise Price. No adjustment in the Exercise Price in accordance with the provisions of Section 3.1(a), 3.1(b) or 3.1(c) hereof need be made unless such adjustment would amount to a change of at least 1.0% in such Exercise Price, provided, however, that the amount by which any adjustment is not made by reason of the provisions of this Section 3.2 shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

     Section 3.3 Adjustment of Number of Shares. Upon each adjustment of the Exercise Price pursuant to Section 3.l(a), 3.1(b) or 3.1(c), each Warrant shall thereupon evidence the right to purchase that number of Warrant Shares (calculated to the nearest hundredth of a share) obtained by multiplying the number of Warrant Shares purchasable immediately prior to such adjustment upon exercise of the Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

     Section 3.4 Reorganizations. In the event of any capital reorganization, other than in the cases referred to in Section 3.1, or the consolidation or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock or the conversion of such outstanding Common Stock into shares of other capital stock or other securities or property), or the sale or conveyance of the property of the Company as an entirety or substantially as an entirety (collectively such actions being hereinafter referred to as "Reorganizations"), there shall thereafter be deliverable upon exercise of any Warrant (in lieu of the number of Warrant Shares theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the number of Warrant Shares which would otherwise have been deliverable upon the exercise of such Warrant would have been entitled upon such Reorganization if such Warrant had been exercised in full immediately prior to such Reorganization. In the event of any Reorganization, appropriate adjustment, as determined in good faith by the Company's Board of Directors, shall be made in the application of the provisions herein set forth with respect to the rights and interests of Holders so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of Warrants. Any such adjustment shall be made by and set forth in a supplemental agreement prepared by the Company or any successor thereto, between the Company and any successor thereto, and shall for all purposes hereof conclusively be deemed to be an appropriate adjustment. The Company shall not effect any such Reorganization, unless upon or prior to the consummation thereof the successor corporation, or if the Company shall be the surviving corporation in any such Reorganization and is not the issuer of the shares of stock or other securities or property to be delivered to holders of shares of Common Stock outstanding at the effective time thereof, then such issuer, shall assume the obligation to deliver to the Holder of any Warrant Certificate such shares of stock, securities, cash or other property as such holder shall be entitled to purchase in accordance with the foregoing provisions.

     Section 3.5 Notice of Certain Actions. In the event the Company shall (a) declare any dividend payable in stock to the holders of its Common Stock or make any other distribution in property other than cash to the holders of its Common Stock, (b) offer to the holders of its Common Stock rights to subscribe for or purchase any shares of any class of stock or any other rights, options, warrants or other convertible or exchangeable securities, (c) effect any reclassification of its Common Stock (other than a reclassification involving merely the subdivision or combination of outstanding shares of Common Stock) or any capital reorganization or any consolidation or merger (other than a merger in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding Common Stock or the conversion of such outstanding Common Stock into shares of other capital stock or other securities or property), or any sale, transfer or other disposition of its property, assets and business substantially as an entirety, or the liquidation, dissolution or winding up of the Company, or (d) take any other action specified in Sections 3.1(a), 3.1(b) or 3.1(c); then, in each such case, the Company shall cause notice of such proposed action to be mailed to each Holder at least twenty (20) days prior to the record date for such action, or if no record is taken for such action, twenty (20) days before such action. Such notice shall specify the date on which the books of the Company shall close, or a record be taken, for determining holders of Common Stock entitled to receive such stock dividend or other distribution or such rights or options, or the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, other disposition, liquidation, dissolution, winding up or exchange shall take place or commence, as the case may be, and the date as of which it is expected that holders of record of Common Stock shall be entitled to receive securities or other property deliverable upon such action, if any such date has been fixed.

     Section 3.6 Certificate of Adjustments. The Company shall perform any computations and determine any adjustments required to be made under this
Article III (the "Adjustments") and as promptly as practicable after determining any Adjustment, the Company shall prepare a certificate executed by the Chief Financial Officer of the Company setting forth such Adjustment and mail such certificate to each Holder (an "Adjustment Notice") within five (5) business days after the event resulting in adjustment. The Adjustment Notice shall include in reasonable detail (a) the events precipitating the Adjustment, (b) the computations relating to such Adjustment, and (c) the Exercise Price and the securities or other property purchasable upon exercise of each Warrant after giving effect to such Adjustment. In the event that the Holders of Warrants entitling such Holders to purchase 20% of the Warrant Shares subject to purchase upon exercise of Warrants at the time outstanding (the "Required Interest") shall disagree with any Adjustment, the Holders of the Required Interest shall give notice thereof (the "Dispute Notice") to the Company within fifteen (15) days after the Adjustment Notice. Upon receipt of the Dispute Notice, the Company shall promptly engage a third party independent public accounting firm acceptable to the Required Interest to make an independent determination of such disputed Adjustment (the "Independent Adjustment"). The Independent Adjustment shall be final and binding on the Company and all Holders.

     Section 3.7 Warrant Certificate Amendments. Irrespective of any adjustments pursuant to this Article III, Warrant Certificates theretofore or thereafter issued need not be amended or replaced, but certificates thereafter issued shall bear an appropriate legend or other notice of any adjustments; provided the Company may, at its option, issue new Warrant Certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment in the Exercise Price and number of Warrant Shares purchasable under the Warrants.

     Section 3.8 Fractional Shares. The Company shall not be required upon the exercise of any Warrant to issue fractional Warrant Shares. If more than one Warrant is exercised at one time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed based on the aggregate number of Warrant Shares purchasable upon exercise of such Warrants. With respect to any final fraction of a share called for upon the exercise of any Warrant or Warrants, the Company shall pay an amount in cash to the Holder of the Warrants in respect of such final fraction in an amount equal to the Fair Market Value of a share of Common Stock as of the date of exercise of such Warrants, multiplied by such fraction. All calculations under this
Section 3.8 shall be made to the nearest hundredth of a share.

     Section 3.9 Liquidating Dividends. If the Company pays a dividend or makes a distribution on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles) except for stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company will pay or distribute to the Holders of the Warrants, upon the exercise thereof, in addition to the Warrant Shares purchased upon such exercise, the Liquidating Dividend which would have been paid to such Holders if they had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Liquidating Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends or distribution are to be determined.

                                   ARTICLE IV

                                  MISCELLANEOUS

     Section 4.1 Changes to Agreement. The Company, when authorized by its Board of Directors, with the written consent of Holders of at least a majority of the outstanding Warrants may amend or supplement this Agreement, except that no amendment which increases the Exercise Price or reduces the number of Warrant Shares shall be enforceable against a Holder who has not consented in writing to such amendment.

     Section 4.2 Assignment. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Holders shall bind and inure to the benefit of their respective successors and assigns.

     Section 4.3 Successor to Company. In the event that the Company merges or consolidates with or into any other corporation or sells or otherwise transfers its property, assets and business substantially as an entirety to a successor corporation or other entity, the Company shall use its best efforts to have such successor corporation or other entity to assume in writing each and every covenant and condition of this Agreement to be performed and observed by the Company, and such successor corporation or other entity shall be deemed, upon the closing of such merger, consolidation, transfer or sale, to have so assumed such liabilities whether or not such assumption is made in writing.

     Section 4.4 Notices. Any notice or demand required by this Agreement to be given or made by any Holder to or on the Company shall be sufficiently given or made if sent by first-class or registered mail, postage prepaid, addressed as follows:

                  T Cell Sciences, Inc.

                  Attention:
                  Telephone:
                  Facsimile:

         With a copy to:

                  Goodwin, Procter & Hoar  LLP
                  Exchange Place
                  Boston, Massachusetts 02109
                  Attention: Stuart M. Cable, Esq.
                  Telephone: (617) 570-1322
                  Facsimile: (617) 523-1231

Any notice or demand required by this Agreement to be given or made by the Company to or on any Holder shall be sufficiently given or made if sent by first-class or registered mail, postage prepaid, addressed to such Holder and sent to the address of such Holder on the Company's warrant register.

     Any notice or demand required by this Agreement to be given or made by the Company to or on any Holder shall be sufficiently given or made, whether or not such Holder receives the notice, five (5) days after mailing, if sent by first-class or registered mail, postage prepaid, addressed to such Holder at its last address as shown on the books of the Company. Otherwise, such notice or demand shall be deemed given when received by the party entitled thereto.

     Section 4.5 Defects in Notice. Failure to file any certificate or notice or to mail any notice, or any defect in any certificate or notice pursuant to this Agreement shall not affect in any way the rights of any Holder or the legality or validity of any adjustment made pursuant to Section 3.1 or 3.2 hereof.

     Section 4.6 Governing Law. This Agreement and each Warrant Certificate issued hereunder shall be governed by the laws of the State of Delaware without regard to principles of conflicts of laws thereof.

     Section 4.7 Standing. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Company and the Holders any right, remedy or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise or agreement contained herein; and all covenants, conditions, stipulations, promises and agreements contained in this Agreement shall be for the sole and exclusive benefit of the Company and its successors and the Holders.

     Section 4.8 Headings. The descriptive headings of the articles and sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

     Section 4.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

     Section 4.10 Availability of the Agreement. The Company shall keep copies of this Agreement available for inspection by Holders during normal business hours. Copies of this Agreement may be obtained upon written request addressed to the Company at the address set forth in Section 4.5.

     Section 4.11 Entire Agreement. This Agreement, including the Exhibits referred to herein and the other agreements and writings specifically identified herein or contemplated hereby, is complete, reflects the entire agreement of the parties with respect to its subject matter, and supersedes all previous written or oral negotiations, commitments and writings.

[Remainder of page intentionally left blank]

             EXHIBIT A (to Common Stock Purchase Warrant Provisions)

                FORM OF COMMON STOCK PURCHASE WARRANT CERTIFICATE



THE RIGHTS OF THE HOLDER OF THIS WARRANT ARE SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN, THE COMMON STOCK PURCHASE WARRANT PROVISIONS (THE "WARRANT PROVISIONS"), A COMPLETE AND CORRECT COPY OF THE FORM OF WHICH WILL BE FURNISHED BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

No. ___________

                        Certificate for ________ Warrants

                        NOT EXERCISABLE AFTER 5:00 P.M.,
   NEW YORK CITY TIME, ON ______ ___, 2003 [FIFTH ANNIVERSARY OF CLOSING DATE]

                              T CELL SCIENCES, INC.

                    COMMON STOCK PURCHASE WARRANT CERTIFICATE

     THIS CERTIFIES that _______________________________, a
__________________________, or its registered assigns is the registered holder (the "Registered Holder") of the number of Warrants set forth above, each of which represents the right to purchase one fully paid and non-assessable share of the common stock, par value $.001 per share (the "Common Stock"), of T Cell Sciences, Inc., a corporation organized under the laws of Delaware (the "Company"), at the Exercise Price (as defined in and determined from time to time in accordance with the Warrant Provisions), by surrendering this Warrant Certificate, with the attached hereto duly executed and by paying in full the Exercise Price (the shares of Common Stock issuable upon exercise of the Warrants being referred to herein as the "Warrant Shares"). Payment of the Exercise Price shall be made as set forth in the Warrant Provisions. No Warrant may be exercised after 5:00 P.M., New York City time, on _________ __, 2003 [Fifth Anniversary of Closing Date] (the "Expiration Date"). All Warrants evidenced hereby shall thereafter become void, subject to the terms of the Warrant Provisions hereinafter referred to.

     Prior to the Expiration Date, subject to any applicable laws, rules or regulations restricting transferability and to any restriction on transferability that may appear on this Warrant Certificate and in accordance with the terms of the Warrant Provisions hereinafter referred to, the Registered Holder shall be entitled to transfer this Warrant Certificate, in whole or in part, upon surrender of this Warrant Certificate at the principal office of the Company with the form of assignment set forth hereon duly executed. Upon any such transfer, a new Warrant Certificate or Warrant Certificates representing the same aggregate number of Warrant Shares will be issued in accordance with instructions in the form of assignment.

     Upon the exercise of less than all of the Warrants to purchase the shares of Common Stock evidenced by this Warrant Certificate, there shall be issued to the Registered Holder a new Warrant Certificate in respect of the Warrants not exercised.

     Prior to the Expiration Date, the Registered Holder shall be entitled to exchange this Warrant Certificate, with or without other Warrant Certificates, for another Warrant Certificate or Warrant Certificates for the same aggregate number of Warrant Shares, upon surrender of this Warrant Certificate at the principal office of the Company.

     Upon certain events provided for in Section 3.1 and 3.3 of the Warrant Provisions, the Exercise Price and/or the number of Warrant Shares is required to be adjusted.

     No fractional shares will be issued upon the exercise of Warrants. As to any final fraction of a share of Common Stock which the Registered Holder of one or more Warrant Certificates, the rights under which are exercised in the same transaction, would otherwise be entitled to purchase upon such exercise, the Company shall pay the cash value thereof determined as provided in the Warrant Provisions. No Warrant Certificate representing any fractional Warrant Shares will be issued.

     This Warrant Certificate is issued under and in accordance with the Warrant Provisions and is subject to the terms and conditions contained in the Warrant Provisions. All capitalized terms not defined herein shall have the meanings given such terms as set forth in the Warrant Provisions.

     Except as provided in Section 3.9 of the Warrant Provisions, this Warrant Certificate shall not entitle the Registered Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to attend or receive any notice of meetings of stockholders or any other proceedings of the Company.









[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed under its facsimile corporate seal.

                                           T CELL SCIENCES, INC.



                                        By:_____________________________________
                                      Name:
                                     Title:

[Seal]                              Attest:


                                        By:_____________________________________
                                      Name:
                                     Title: Secretary

                              [Form of Assignment]


     FOR VALUE RECEIVED, the undersigned hereby irrevocably sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned represented by the within Warrant Certificate, with respect to the number of Warrants to purchase the Common Stock set forth below:

   Name of Assignee                  Address                     No. of Warrants
   ----------------                  -------                     ---------------




and does hereby irrevocably constitute and appoint _____________________ true and lawful Attorney, to make such transfer on the books of T Cell Sciences, Inc., maintained for that purpose, with full power of substitution in the premises.

Dated: __________ ___, _____

                                    Signature
                                              ----------------------------------
                                              (Signature must conform in all
                                              respects to name of holder as
                                              specified on the face of the
                                              Warrant Certificate.)



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


                         [Form of Election To Purchase]

     The undersigned hereby irrevocably elects to exercise ____________ of the Warrants represented by this Warrant Certificate and to purchase the Common Stock issuable upon the exercise of said Warrants, and requests that certificates for such shares be issued and delivered as follows:

ISSUE TO:_______________________________________________________________________
                                     (NAME)


________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)


________________________________________________________________________________
                (SOCIAL SECURITY OR OTHER IDENTIFICATION NUMBER)


DELIVER TO: ____________________________________________________________________
                                     (NAME)


at______________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)




         If the number of Warrants to purchase the Common Stock hereby exercised is less than all the Warrants represented by this Warrant Certificate, the undersigned requests that a new Warrant Certificate representing the number of such full Warrants not exercised be issued and delivered as follows:

ISSUE TO:_______________________________________________________________________
                                     (NAME)


at______________________________________________________________________________



________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)


________________________________________________________________________________
                  (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)


DELIVER TO:_____________________________________________________________________
                                     (NAME)


at______________________________________________________________________________
                         (ADDRESS, INCLUDING ZIP CODE)


Date: __________ ___, ______                  Signature
                                              ----------------------------------
                                              (Signature must conform in all
                                              respects to name of holder as
                                              specified on the face of the
                                              Warrant Certificate.)

PLEASE INSERT SOCIAL SECURITY OR TAX I.D. NUMBER OF HOLDER:


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